AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

07027123

SEC MAIL PROCESSING
RECEIVED
OCT 0 1 2007
WASH. D.C. 185 SECTION

SUPPL

September 24, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Finance

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

enclosures

Canada's Top 100 Employers 2007

SEC ... 82-34911

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 12, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on October 15, 2007 to holders of record on September 25, 2007, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.175 for each Trust Unit and each Exchangeable Unit.

As previously announced in the Trust's second quarter earnings release, a special distribution of one AltaGas Utility Group Inc. (Utility Group) common share for every 100 Trust units and Exchangeable units of AltaGas held on August 27, 2007 will be made on September 17, 2007. As part of the distribution plan, any Trust unitholder allocated fewer than 50 common shares of Utility Group will receive cash. The cash received by Trust unitholders will be based on the proceeds received on sale of the Utility Group shares. Fractional shares will not be distributed and the number of common shares of Utility Group distributed to each holder will be rounded down to the next whole number of common shares.

Registered holders of record of Trust and Exchangeable units (collectively Unitholders) will receive a share certificate for common shares of Utility Group in the mail. Common shares distributed to non-registered Unitholders will be credited to their investment accounts. Non-resident Unitholders will be subject to withholding taxes as a result of the distribution of Utility Group common shares.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. Information on the Plan is available on the AltaGas website at www.altagas.ca.

Effective with the August 15, 2007 distribution payment, AltaGas has suspended the Premium component of the Plan. The regular component of the DRIP will remain in effect and will continue to support the Trust's financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS CLOSES PURCHASE OF SARNIA AIRPORT GAS STORAGE PROJECT

Calgary, Alberta (September 6, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has closed the previously announced purchase of a 50 percent interest in the Sarnia Airport Pool Storage Project.

"The Sarnia natural gas storage project is our first investment in natural gas infrastructure in Ontario. Natural gas storage is a key element of the energy value chain and is a strong fit with our int egrated energy business strategy," said David Cornhill, Chairman, President and CEO of AltaGas.

Once developed, the Sarnia Airport Pool Storage Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is targeted to be in full operation by mid-2009. The project is in the early development stage and is subject to various regulatory and environmental approvals.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infr astructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end -users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	55,594,764	As at :	08/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	1,500
DRIP Plan #1 - Trust Units	77,089
DRIP Plan #2 - Exchangeable LP Units	6
Other Issuances and Cancellations	34,795

Issued & Outstanding Closing Balance :	55,708,154

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,082,650**	**As at :**	08/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/22/2007	N		1,500		

Filer's comment
1500 Options exercised on August 22, 2007 at a strike price of $23.80. Date of grant April 21, 2005.

Totals		0	1,500	0	0

Stock Options Outstanding Closing Balance:	**1,081,150**	**As at :**	08/31/2007

DRIP Plan #1 - Trust Units

Opening Reserve	**2,793,848**	**As at :**	08/01/2007

Effective Date	Securities Listed	Securities Issued
08/15/2007		77,089
Totals	0	77,089

Closing Reserve:	**2,716,759**	**As at :**	08/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**712,974**	**As at :**	08/01/2007

Effective Date	Securities Listed	Securities Issued
08/15/2007		6
Totals	0	6

Closing Reserve:	**712,968**	**As at :**	08/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/17/2007	Conversion (General)	34,795

Filer's comment

34,795 Exchangeable AltaGas Holding Limited Partnership No. 1 Units converted to Trust Units on a 1:1 basis

Totals		34,795

Filed on behalf of the Issuer by:

Name:	Dennis Dawson
Phone:	403 691 7534
Email:	dennis.dawson@altagas.ca
Submission Date:	09/10/2007
Last Updated:	09/10/2007

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS DEFERS DEVELOPMENT OF NOEL PIPELINE AND POUCE COUPE EXPANSION

Calgary, Alberta (August 29, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it is deferring the development of the Noel natural gas pipeline construction project and Pouce Coupe sour gas facility expansion project. The projects announced on April 10, 2007, involving Devon Canada Corporation, were subject to certain economic conditions precedent, and are being deferred for economic reasons.

"The Noel region is an underdeveloped area with substantial reserves potential," said David Cornhill, Chairman, President and Chief Executive Officer. "We believe that the Noel pipeline construction project and Pouce Coupe facility expansion project continue to be attractive projects for transporting and processing natural gas from the Noel region."

AltaGas intends to continue working on the development of the Noel pipeline construction project and Pouce Coupe facility expansion project.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199

SEC File # 82-34911

cj.wilkins@altagas.ca stephanie.labowka-poulin@altagas.ca investor.relations@altagas.ca

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust («AltaGas» ou la «Fiducie») comme société remplaçante d'AltaGas Services Inc. («ASI»). Ce rapport de gestion, daté du 8 août 2007, est une revue des résultats d'exploitation et de la situation de trésorerie et des sources de financement de la Fiducie pour le trimestre et le semestre terminés le 30 juin 2007, en regard du trimestre et du semestre terminés le 30 juin 2006. Il doit être lu avec les états financiers consolidés non vérifiés de la Fiducie et les notes y afférentes au 30 juin 2007 et pour le trimestre et le semestre terminés à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2006.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, qui ont été déposés sous la dénomination d'AltaGas Services Inc. avant le 1er mai 2004, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, ainsi que par PremStar Energy Canada Limited Partnership («PremStar») et ECNG Energy L.P. (collectivement les «filiales actives»). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holding Limited Partnership No. 1 («AltaGas LP #1») dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

Résultats financiers consolidés	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**341,8**	299,6	**769,8**	677,4
Gains latents (pertes latentes) sur gestion du risque	**0,4**	-	**0,5**	-
Produits nets[1]	**80,1**	72,8	**159,4**	151,9
BAIIA[1]	**43,1**	37,4	**84,3**	83,4
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**42,7**	37,4	**83,8**	83,4
Bénéfice d'exploitation[1]	**31,2**	26,0	**60,3**	60,9
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque[1]	**30,8**	26,0	**59,8**	60,9
Bénéfice net	**13,1**	29,9	**37,6**	58,5
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque[1]	**13,1**	29,9	**38,1**	58,5
Bénéfice net avant impôts sur les EIPD	**27,6**	29,9	**52,1**	58,5
Total de l'actif	**1 179,6**	1 000,6	**1 179,6**	1 000,6
Total du passif à long terme	**377,9**	341,9	**377,9**	341,9
Ajouts (réductions) nets : Immobilisations	**(19,2)**	13,4	**(14,0)**	30,4
Distributions déclarées[2]	**29,2**	27,4	**58,2**	54,0
Flux de trésorerie				
Flux de trésorerie d'exploitation	**46,6**	43,8	**92,7**	69,5
Liquidités provenant de l'exploitation[1]	**39,2**	35,7	**77,4**	76,7
Encaisse distribuable[1]	**37,1**	34,1	**74,1**	73,5

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en dollars par part)	**2007**	2006	**2007**	2006
BAIIA[1]	**0,75**	0,68	**1,48**	1,52
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**0,75**	0,68	**1,47**	1,52
Bénéfice net	**0,23**	0,54	**0,66**	1,06
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque[1]	**0,23**	0,54	**0,67**	1,06
Bénéfice net avant impôts sur les EIPD	**0,48**	0,54	**0,92**	1,06
Distributions déclarées[2]	**0,51**	0,495	**1,02**	0,98
Flux de trésorerie				
Flux de trésorerie d'exploitation[1]	**0,81**	0,79	**1,63**	1,26
Liquidités provenant de l'exploitation[1]	**0,69**	0,65	**1,36**	1,39
Encaisse distribuable[1]	**0,65**	0,62	**1,30**	1,34
Parts en circulation – de base (en millions)				
Au cours de la période[3]	**57,2**	55,2	**56,9**	55,0
À la fin de la période	**57,5**	55,4	**57,5**	55,4

1) Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.

2) Distributions mensuelles déclarées de 0,17 $ par part à compter d'août 2006. De mars 2006 à juillet 2006, des distributions mensuelles de 0,165 $ par part ont été déclarées. En janvier 2006, des distributions mensuelles de 0,16 $ par part ont été déclarées.

3) Moyenne pondérée.

REVUE FINANCIÈRE CONSOLIDÉE

Trimestres terminés les 30 juin

Le bénéfice net pour le trimestre terminé le 30 juin 2007 a atteint 13,1 millions de dollars (0,23 $ par part), comparativement à 29,9 millions de dollars (0,54 $ par part) pour le trimestre correspondant de l'exercice 2006. Compte non tenu de l'impôt hors caisse sur les entités intermédiaires de placement déterminées (EIPD) de 14,5 millions de dollars constaté au cours du trimestre et de l'avantage fiscal hors caisse de 6,6 millions de dollars constaté au deuxième trimestre de 2006, le bénéfice net s'est établi à 27,6 millions de dollars (0,48 $ par part) comparativement à 23,3 millions de dollars (0,42 $ par part) pour la même période de 2006. Le bénéfice net, compte non tenu de l'incidence des impôts hors caisse, a été plus élevé pour le trimestre qu'au trimestre correspondant de l'exercice précédent en raison du gain après impôts non récurrent de 2,1 millions de dollars provenant de la vente d'actifs de production de pétrole et de gaz naturel, de la nouvelle installation de Clear Hills, d'une hausse des taux et de l'accroissement des ajustements de péréquation courants dans le secteur Collecte et traitement sur place, de prix de couverture plus élevés pour les ventes d'électricité, de l'agrandissement du réseau de transport de Cold Lake et d'une participation accrue dans une des installations d'extraction d'Empress. Les augmentations ont été contrebalancées en partie par une baisse du débit découlant des fléchissements naturels et du ralentissement de l'activité des producteurs dans le secteur Collecte et traitement sur place, une diminution des différentiels de fractionnement, un recul des produits provenant des ventes d'électricité non couvertes et une baisse des contributions des services de gestion énergétique. Compte non tenu des postes relatifs aux impôts hors caisse aux deuxième trimestres de 2007 et 2006 ainsi que du gain après impôts non récurrent constaté à la cession des actifs de production de pétrole et de gaz naturel, le bénéfice net a augmenté de 9 % en regard du trimestre correspondant de l'exercice précédent.

Sur une base consolidée, les produits nets pour le deuxième trimestre de 2007 ont été de 80,1 millions de dollars comparativement à 72,8 millions de dollars pour la période correspondante de l'exercice précédent. Les produits nets ont augmenté au deuxième trimestre de 2007 en raison d'un gain non récurrent à la vente d'actifs de production de pétrole et de gaz, de la nouvelle installation de collecte et traitement sur place Clear Hills, d'une hausse des recouvrements des charges d'exploitation, d'une hausse des taux et de l'accroissement des ajustements de péréquation positifs courants dans le secteur Collecte et traitement sur place, de prix de couverture plus élevés pour l'électricité, de l'agrandissement du réseau de transport de Cold Lake et d'une participation accrue dans l'une des usines d'extraction d'Empress. Les augmentations ont été contrebalancées en partie par une baisse du débit dans le secteur Collecte et traitement sur place, une diminution des différentiels de fractionnement, un recul des produits provenant des ventes d'électricité non couvertes et une baisse des produits provenant du secteur Services énergétiques découlant d'un bénéfice non récurrent réalisé en 2006.

Dans les secteurs Extraction et transport, Production d'électricité et Services énergétiques, les produits nets, qui sont définis à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion, reflètent mieux le rendement que les produits, les variations des prix du marché pour le gaz naturel et l'électricité influant à la fois sur les produits et le coût des produits vendus.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2007 ont été de 37,0 millions de dollars comparativement à 35,5 millions de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation résulte de charges additionnelles liées à une nouvelle installation de collecte et de traitement sur place, de charges plus élevées découlant d'une participation accrue dans une des installations d'extraction et d'une hausse des charges de rémunération, compensées en partie par une diminution des honoraires professionnels et de conseil.

La dotation aux amortissements pour le deuxième trimestre de 2007 s'est établie à 11,9 millions de dollars par rapport à 11,4 millions de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation est surtout attribuable aux installations nouvelles et élargies dans le secteur Collecte et traitement sur place, compensées en partie par une baisse de l'amortissement par suite de la cession d'actifs de production de pétrole et de gaz.

Les intérêts débiteurs pour le deuxième trimestre de 2007 se sont établis à 3,0 millions de dollars, comparativement à 3,4 millions de dollars pour le trimestre correspondant de l'exercice précédent. Ce recul est attribuable à une baisse du

solde d'endettement moyen, qui s'est établi à 240,0 millions de dollars (278,3 millions de dollars au deuxième trimestre de 2006), par suite du remboursement de la dette à long terme au moyen des flux de trésorerie excédentaires provenant de l'exploitation. Le taux d'emprunt moyen au deuxième trimestre de 2007 a été de 5,3 % comparativement à 4,9 % au deuxième trimestre de 2006.

La charge d'impôts pour le deuxième trimestre de 2007 s'est établie à 15,1 millions de dollars comparativement à un recouvrement d'impôts de 7,3 millions de dollars pour la même période de 2006. L'augmentation est attribuable à la charge hors caisse de 14,5 millions de dollars employée pour constater des passifs d'impôts futurs au titre des écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas après que la loi fiscale ait pratiquement été adoptée le 12 juin 2007, à l'avantage fiscal hors caisse de 6,6 millions de dollars constaté au deuxième trimestre de 2006 par suite de réductions des taux d'imposition sur les bénéfices de l'Alberta et du gouvernement fédéral et d'une hausse du bénéfice d'exploitation, contrebalancés en partie par un recouvrement d'impôts futurs de 0,6 million de dollars provenant de la vente d'actifs de production de pétrole et de gaz naturel.

Semestres terminés les 30 juin

Le bénéfice net pour le semestre terminé le 30 juin 2007 a atteint 37,6 millions de dollars (0,66 $ par part), comparativement à 58,5 millions de dollars (1,06 $ par part) au trimestre correspondant de l'exercice précédent. Compte non tenu de l'impôt hors caisse sur les EIPD de 14,5 millions de dollars constaté au cours du trimestre et de l'avantage fiscal hors caisse de 6,6 millions de dollars constaté au deuxième trimestre de 2006, le bénéfice net s'est établi à 52,1 millions de dollars (0,92 $ par part) comparativement à 51,9 millions de dollars (0,94 $ par part) pour la même période de 2006. Le bénéfice net a augmenté en raison du gain non récurrent provenant de la vente d'actifs de production de pétrole et de gaz naturel, des installations nouvelles et agrandies, d'une hausse des taux et de l'accroissement des ajustements de péréquation courants dans le secteur Collecte et traitement sur place, de prix plus élevés obtenus sur les ventes d'électricité, d'une hausse des produits provenant des centrales électriques à charge de pointe, d'une hausse des volumes d'éthane et de liquides de gaz naturel (LGN) et d'une baisse des intérêts débiteurs. Les augmentations du bénéfice net ont été annulées en partie par l'incidence de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006, qui a contribué à hauteur de 4,1 millions de dollars au bénéfice net au premier trimestre de 2006, la baisse continue du débit dans le secteur Collecte et traitement sur place, la diminution des différentiels de fractionnement et une hausse des charges d'exploitation et d'administration.

Sur une base consolidée, les produits nets pour le premier semestre de 2007 ont été de 159,4 millions de dollars comparativement à 151,9 millions de dollars pour la période correspondante de 2006. L'augmentation est attribuable au gain non récurrent à la vente d'actifs de production de pétrole et de gaz naturel, aux installations nouvelles et agrandies, à la hausse des tarifs et à une augmentation des recouvrements de charges d'exploitation dans le secteur Collecte et traitement sur place, une hausse des prix obtenus sur les ventes d'électricité, une progression des produits tirés des centrales à charge de pointe et une augmentation des volumes d'extraction traités. L'augmentation a été annulée par l'incidence de l'expiration du contrat d'électricité avec Genesee, la baisse du débit et une diminution des rajustements d'achat ferme dans le secteur Collecte et traitement sur place et une baisse des différentiels de fractionnement.

Les charges d'exploitation et d'administration pour le semestre terminé le 30 juin 2007 ont été de 75,1 millions de dollars comparativement à 68,5 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation est due aux charges additionnelles liées aux nouvelles installations et à une hausse de la participation dans une des installations d'extraction et à un accroissement des charges d'exploitation et d'administration.

La dotation aux amortissements pour le premier semestre de 2007 a été de 24,0 millions de dollars comparativement à 22,5 millions de dollars à la période correspondante de l'exercice précédent en raison surtout des installations nouvelles et élargies dans le secteur Collecte et traitement sur place.

Les intérêts débiteurs pour le semestre terminé le 30 juin 2007 ont été de 6,2 millions de dollars par rapport à 6,6 millions de dollars à la période correspondante de l'exercice précédent. Ce recul est attribuable à une baisse du solde d'endettement moyen, qui s'est établi à 248,1 millions de dollars (276,4 millions de dollars au premier semestre de 2006), par suite du remboursement de la dette à long terme au moyen des flux de trésorerie excédentaires provenant de

l'exploitation. Le taux d'emprunt moyen au premier semestre de 2007 a été de 5,2 % comparativement à 4,9 % pour la période correspondante de 2006.

La charge d'impôts pour le semestre terminé le 30 juin 2007 a été de 16,5 millions de dollars comparativement à un recouvrement d'impôts de 4,2 millions de dollars pour la période correspondante de 2006. L'augmentation est attribuable à la charge hors caisse de 14,5 millions de dollars employée pour constater des passifs d'impôts futurs pour les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas après que la loi fiscale ait pratiquement été adoptée le 12 juin 2007, à l'avantage fiscal hors caisse de 6,6 millions de dollars constaté au deuxième trimestre de 2006 par suite de réductions des taux d'imposition sur les bénéfices de l'Alberta et du gouvernement fédéral, et à une incidence fiscale de 1,0 million de dollars sur des gains latents liés aux actifs et passifs de gestion du risque, contrebalancés en partie par un recouvrement d'impôts futurs de 0,6 million de dollars découlant de la vente des actifs de production de pétrole et de gaz naturel.

Imposition des entités intermédiaires de placement déterminées (EIPD)

Le 12 juin 2007, le projet de loi C-52 a été adopté en troisième lecture et, le 22 juin 2007, il recevait la sanction royale, créant un nouvel impôt de 31,5 % qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compte du 1er janvier 2011. En conséquence, AltaGas a constaté une charge d'impôts futurs de 14,5 millions de dollars et a accru son passif d'impôts futurs au deuxième trimestre de 2007. Avant l'adoption de cette loi, le passif d'impôts futurs d'AltaGas ne tenait compte que des écarts temporaires associés aux filiales de la Fiducie qui étaient assujetties à l'impôt. Bien que le bénéfice net au deuxième trimestre de 2007 ait été considérablement réduit du fait de ce rajustement d'impôts futurs, la charge d'impôts futurs hors caisse n'a pas d'incidence, pour le moment, sur les flux de trésorerie.

La direction continuera d'examiner les solutions qui s'offrent à elle pour ce qui est de la structure organisationnelle la plus efficace pour AltaGas compte tenu du passage de la loi et de la fourniture d'autres lignes directrices du gouvernement fédéral. La décision d'AltaGas sera celle qui protège le mieux les intérêts des porteurs de parts.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus («PCGR») du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée.

Produits nets	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits nets	**80,1**	72,8	**159,4**	151,9
Ajouter (déduire) : le coût des produits vendus	**261,7**	226,8	**610,4**	525,5
Produits (mesure financière conforme aux PCGR)	**341,8**	299,6	**769,8**	677,4

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de freinte de stock, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Bénéfice d'exploitation	**31,2**	26,0	**60,3**	60,9
Ajouter (déduire) : Intérêts débiteurs	**(3,0)**	(3,4)	**(6,2)**	(6,6)
Charge d'impôts	**(15,1)**	7,3	**(16,5)**	4,2
Bénéfice net (mesure financière conforme aux PCGR)	**13,1**	29,9	**37,6**	58,5

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements des immobilisations.

Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**30,8**	26,0	**59,8**	60,9
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**0,4**	-	**0,5**	-
Intérêts débiteurs	**(3,0)**	(3,4)	**(6,2)**	(6,6)
Charge d'impôts	**(15,1)**	7,3	**(16,5)**	4,2
Bénéfice net (mesure financière conforme aux PCGR)	**13,1**	29,9	**37,6**	58,5

Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant la comptabilisation de leur financement, des impôts auxquels elles sont assujetties et de l'incidence des gains (pertes) provenant des activités de gestion du risque ayant influé sur l'exploitation. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés au titre des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration et l'amortissement des immobilisations.

BAIIA	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
BAIIA	**43,1**	37,4	**84,3**	83,4
Ajouter (déduire) : Amortissement	**(11,9)**	(11,4)	**(24,0)**	(22,5)
Intérêts débiteurs	**(3,0)**	(3,4)	**(6,2)**	(6,6)
Charge d'impôts	**(15,1)**	7,3	**(16,5)**	4,2
Bénéfice net (mesure financière conforme aux PCGR)	**13,1**	29,9	**37,6**	58,5

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents (pertes latentes) sur gestion du risque (en millions de dollars)	Trimestres terminés les 30 juin **2007**	2006	Semestres terminés les 30 juin **2007**	2006
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**42,7**	37,4	**83,8**	83,4
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**0,4**	-	**0,5**	-
Amortissement	**(11,9)**	(11,4)	**(24,0)**	(22,5)
Intérêts débiteurs	**(3,0)**	(3,4)	**(6,2)**	(6,6)
Charge d'impôts	**(15,1)**	7,3	**(16,5)**	4,2
Bénéfice net (mesure financière conforme aux PCGR)	**13,1**	29,9	**37,6**	58,5

Le BAIIA avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de l'incidence des gains latents (pertes latentes) provenant des activités de gestion du risque, ainsi que du financement des activités d'entreprise, de l'amortissement de leurs actifs ou des impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés au titre des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque (en millions de dollars)	Trimestres terminés les 30 juin **2007**	2006	Semestres terminés les 30 juin **2007**	2006
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque	**13,1**	29,9	**38,1**	58,5
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**0,4**	-	**0,5**	-
Charge d'impôts sur gestion du risque	**(0,4)**	-	**(1,0)**	-
Bénéfice net (mesure financière conforme aux PCGR)	**13,1**	29,9	**37,6**	58,5

Le bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque reflète mieux la rentabilité que le bénéfice net étant donné que les variations liées à la gestion du risque sont fondées sur les estimations relatives aux prix des marchandises et aux taux de change au fil du temps.

Liquidités provenant de l'exploitation (en millions de dollars)	Trimestres terminés les 30 juin **2007**	2006	Semestres terminés les 30 juin **2007**	2006
Liquidités provenant de l'exploitation	**39,2**	35,7	**77,4**	76,7
Ajouter (déduire) : Variation nette du fonds de roulement hors caisse et obligations liées à la mise hors service d'immobilisations réglées	**7,4**	8,1	**15,3**	(7,2)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**46,6**	43,8	**92,7**	69,5

La direction et les épargnants utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement des activités d'exploitation, sans tenir compte de la variation du fonds de roulement hors caisse au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors caisse et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

Encaisse distribuable (en millions de dollars)	Trimestres terminés les 30 juin **2007**	2006	Semestres terminés les 30 juin **2007**	2006
Encaisse distribuable	**37,1**	34,1	**74,1**	73,5
Ajouter (déduire) : Capital investi pour la maintenance	**2,1**	1,6	**3,3**	3,2
Variation nette du fonds de roulement hors caisse et obligations liées à la mise hors service d'immobilisations réglées	**7,4**	8,1	**15,3**	(7,2)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**46,6**	43,8	**92,7**	69,5

La direction utilise l'encaisse distribuable comme complément des flux de trésorerie d'exploitation pour estimer le montant disponible à des fins de distribution aux porteurs de parts. L'encaisse distribuable correspond aux liquidités provenant de l'exploitation moins les dépenses en capital de maintenance et avant de tenir compte de la variation du fonds de roulement hors caisse et des charges engagées pour régler les obligations liées à la mise hors service d'immobilisations. Les dépenses en capital de maintenance sont engagées pour maintenir la capacité de production des actifs de la Fiducie et ne sont pas engagées de manière uniforme tout au long de l'exercice. L'encaisse distribuable ne constitue pas une mesure financière conforme aux PCGR et elle ne peut pas être garantie. Le calcul par la Fiducie de l'encaisse distribuable peut différer de calculs semblables par d'autres entités.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque, BAIIA, BAIIA avant gains latents (pertes latentes) sur gestion du risque, bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque, liquidités provenant de l'exploitation et encaisse distribuable s'entendent au sens qui leur est donné dans cette section.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation (en millions de dollars)	Trimestres terminés les 30 juin **2007**	2006	Semestres terminés les 30 juin **2007**	2006
Collecte et traitement sur place	**6,4**	4,0	**10,6**	10,9
Extraction et transport	**8,8**	9,4	**17,3**	17,7
Production d'électricité	**20,6**	18,5	**42,7**	41,3
Services énergétiques	**1,7**	0,4	**2,2**	1,0
Siège social	**(6,3)**	(6,3)	**(12,5)**	(10,0)
	31,2	26,0	**60,3**	60,9
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**30,8**	26,0	**59,8**	60,9

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte du gaz naturel et de traitement sur place, ainsi que les placements d'AltaGas dans des entreprises œuvrant dans un secteur connexe à la collecte et au traitement.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**36,8**	33,5	**70,0**	68,0
Produits nets	**34,9**	31,0	**66,5**	62,9
Charges d'exploitation et d'administration	**22,0**	21,2	**42,9**	40,4
Amortissement	**6,5**	5,8	**13,0**	11,6
Bénéfice d'exploitation	**6,4**	4,0	**10,6**	10,9

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2007	2006	**2007**	2006
Capacité (mmpc/j)[1]	**1 021**	1 002	**1 021**	1 002
Débit (mmpc/j bruts)[2]	**534**	565	**543**	568
Utilisation de la capacité (%)[2]	**52**	56	**53**	57
Participation directe moyenne (%)[1]	**92**	90	**92**	90

1) Au 30 juin.

2) Moyenne de la période.

Trimestres terminés les 30 juin

Au cours du deuxième trimestre de 2007, le bénéfice d'exploitation dans le secteur Collecte et traitement sur place s'est établi à 6,4 millions de dollars en regard de 4,0 millions de dollars pour le trimestre correspondant de l'exercice précédent. Malgré la baisse du débit attribuable aux fléchissements naturels et au ralentissement des activités de production, le bénéfice d'exploitation est demeuré solide grâce aux installations nouvelles et agrandies ainsi qu'à la hausse des coûts d'exploitation qui s'est répercutée sur les clients et aux ententes contractuelles d'achat ferme. L'augmentation du bénéfice d'exploitation est attribuable à la hausse de 3,5 millions de dollars entraînée par la montée des tarifs, les ajustements de péréquation courants et la nouvelle installation de Clear Hills, et de 0,8 million de dollars découlant d'une baisse des charges d'administration. Ces hausses ont été annulées en partie par un recul de 2,1 millions de dollars attribuable au fléchissement de la production naturelle et à la baisse de l'activité des producteurs.

Au deuxième trimestre de 2007, le débit a atteint en moyenne 534 mmpc/j comparativement à 565 mmpc/j au deuxième trimestre de 2006. Le recul de 5 % du débit a été principalement attribuable au fléchissement de la production naturelle et au ralentissement de l'activité des producteurs. Dans le district nord, le débit a diminué de 26 mmpc/j en raison des fléchissements de la production naturelle et du ralentissement de l'activité des producteurs, compensés en partie par la contribution de 7 mmpc/j de la nouvelle installation de Clear Hills. Malgré les fléchissements, AltaGas croit que le district nord est une zone offrant des occasions éventuelles d'accroissement du débit, en raison de la forte activité prévue chez les producteurs. Le recul de 12 mmpc/j dans le district sud est attribuable aux baisses naturelles, contrebalancées en partie par une hausse du débit provenant des nouveaux puits à South Foothills.

L'utilisation constatée au deuxième trimestre de 2007 a été de 52 % comparativement à 56 % pour le même trimestre de l'exercice précédent en raison d'une baisse du débit découlant du fléchissement de la production naturelle et du ralentissement des activités de forage des producteurs.

Les produits nets dans le secteur Collecte et traitement sur place pour le deuxième trimestre de 2007 ont atteint 34,9 millions de dollars, en regard de 31,0 millions de dollars pour la période correspondante de 2006. L'augmentation est due surtout à la hausse des taux et à la nouvelle installation de Clear Hills (3,1 millions de dollars) et à une hausse du recouvrement des charges d'exploitation et des ajustements de péréquation courants (2,8 millions de dollars), contrebalancées en partie par l'incidence de la baisse du débit (2,1 millions de dollars).

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2007 se sont élevées à 22,0 millions de dollars contre 21,2 millions de dollars pour la même période de 2006. L'augmentation découle de charges d'exploitation

additionnelles à la nouvelle installation de Clear Hills et d'une hausse des coûts de main-d'œuvre et des taxes foncières, compensées en partie par un recul des frais du siège social imputés.

La dotation aux amortissements pour le secteur Collecte et traitement sur place au deuxième trimestre de 2007 s'est élevée à 6,5 millions de dollars comparativement à 5,8 millions de dollars pour la même période de l'exercice précédent en raison des installations nouvelles et agrandies.

Le bénéfice d'exploitation en pourcentage des produits nets au deuxième trimestre de 2007 s'est élevé à 18 % comparativement à 13 % au trimestre correspondant de 2006. L'augmentation au deuxième trimestre est due principalement à une hausse des produits résultant d'une hausse des taux, d'un accroissement des coûts recouvrés et de la contribution de la nouvelle installation de Clear Hills. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Semestres terminés les 30 juin

Au cours du premier semestre de 2007, le bénéfice d'exploitation dans le secteur Collecte et traitement sur place s'est établi à 10,6 millions de dollars en regard de 10,9 millions de dollars pour la période correspondante de l'exercice précédent. Le bénéfice d'exploitation a reculé de 3,7 millions de dollars en raison d'une diminution du débit, et de 0,7 million de dollars en raison de la baisse des rajustements d'achat ferme, compensées par un montant de 1,8 million de dollars attribuable aux installations nouvelles et agrandies, un montant de 1,4 million de dollars découlant d'une hausse des tarifs et un montant 0,8 million de dollars résultant d'une baisse des charges d'exploitation et d'administration.

Au premier semestre de 2007, le débit a atteint en moyenne 543 mmpc/j comparativement à 568 mmpc/j pour la même période de 2006. Le recul de 4 % a été principalement attribuable au fléchissement de la production naturelle et au ralentissement de l'activité des producteurs. L'incidence de ces éléments aurait été plus importante s'il n'avait été d'un ajout de 15 mmpc/j au débit grâce aux nouvelles installations d'AltaGas situées à Clear Prairie, Clear Hills et Princess. De la baisse de 25 mmpc/j du débit, 17 mmpc/j ont été attribuables au district nord, et le reste, au district sud. Dans le district nord, la zone de forage de Wabasca, accessible uniquement en hiver, a subi des baisses de débit de 11 mmpc/j en raison d'un programme de forage moins efficace que celui de l'exercice précédent. Malgré les fléchissements, AltaGas croit que le district nord est une zone offrant des occasions éventuelles d'accroissement du débit, en raison de la forte activité prévue chez les producteurs. La baisse dans le district sud est attribuable aux fléchissements naturels, contrebalancés en partie par une hausse du débit provenant des nouveaux puits à South Foothills.

L'utilisation pour le semestre terminé le 30 juin a été respectivement de 53 % et 57 % en 2007 et 2006. La baisse s'explique par un débit plus faible en raison du fléchissement de la production naturelle et du ralentissement des activités de forage des producteurs.

Les produits nets dans le secteur Collecte et traitement sur place pour le premier semestre de 2007 ont atteint 66,5 millions de dollars, en regard de 62,9 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation est attribuable aux apports de 4,6 millions de dollars provenant des installations nouvelles et agrandies, de 1,4 million de dollars découlant d'une montée des taux, de 1,6 million de dollars attribuable aux recouvrements accrus des coûts d'exploitation et de 0,4 million de dollars découlant de la hausse des produits d'exploitation tirés des produits, annulés en partie par un recul de 3,7 millions de dollars découlant de la baisse des activités de raccordement de puits et du fléchissement de la production naturelle et de 0,7 million de dollars lié aux rajustements d'achat ferme.

Les charges d'exploitation et d'administration pour le premier semestre de 2007 se sont élevées à 42,9 millions de dollars contre 40,4 millions de dollars pour la même période de 2006. L'augmentation est attribuable à des coûts supplémentaires liés aux nouvelles installations et à une hausse des coûts d'exploitation découlant surtout d'un accroissement des coûts de main-d'œuvre et des impôts fonciers, compensés en partie par un recul des frais du siège social imputés.

La dotation aux amortissements pour le secteur Collecte et traitement sur place pour le premier semestre de 2007 s'est élevée à 13,0 millions de dollars comparativement à 11,6 millions de dollars pour la même période de 2006 en raison des installations nouvelles et agrandies.

Au premier semestre de 2007, le bénéfice d'exploitation correspondait à 16 % des produits nets, comparativement à 17 % à la période correspondante de 2006. Ce recul découle d'une baisse du débit et d'un accroissement des recouvrements de coûts d'exploitation, qui ont été compensés en partie par l'apport des installations nouvelles et agrandies et des taux accrus. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Collecte et traitement sur place

AltaGas prévoit que les résultats dans le secteur Collecte et traitement sur place en 2007 seront légèrement plus élevés qu'en 2006 du fait de l'ajout et de l'agrandissement d'installations. Toutefois, on prévoit, compte tenu de la faiblesse des marchés du gaz naturel, que les activités de forage des producteurs demeureront au ralenti et que le débit diminuera sur douze mois. AltaGas continue d'appliquer sa stratégie dans le but d'accroître le pourcentage des coûts d'exploitation passés aux clients, d'augmenter les volumes en ajoutant de nouvelles installations et de conclure un plus grand nombre de contrats d'achat ferme pour atténuer l'incidence à court terme de la baisse des activités de raccordement de puits et du fléchissement de la production naturelle. La plupart des installations d'AltaGas sont également mobiles, permettant ainsi à la société de déménager de l'équipement dans des régions qui sont plus actives et productives. Les prix à terme du gaz naturel pour la fin de l'exercice sont plus élevés que les prix à court terme actuels. Ces prix à terme, ainsi que des coûts d'exploitation et des coûts d'acquisition des terrains moins élevés, laissent supposer que les activités de forage pourraient s'intensifier au cours des prochains mois et que le débit pourrait augmenter. AltaGas prévoit que la conjoncture actuelle est porteuse de nouvelles occasions de faire des acquisitions et de mener des travaux d'agrandissement et de construction d'installations de traitement étant donné que les producteurs continuent d'investir dans les activités de forage. En 2007, AltaGas prévoit investir environ 50 millions de dollars en immobilisations en plus des travaux de construction de gazoduc à Noel et des travaux d'agrandissement de l'installation de Pouce Coupe.

AltaGas a déjà annoncé le projet de construction du gazoduc de Noel et d'agrandissement de l'installation de Pouce Coupe, dont les coûts sont estimés à environ 90 millions de dollars et qui devrait être terminé vers le milieu de 2008. AltaGas et Devon Canada Corporation prévoient avoir terminé la configuration et le calendrier du projet au troisième trimestre de 2007. Une fois le gazoduc en service, AltaGas prévoit un accroissement du débit de plus de 10 %.

AltaGas a également annoncé la construction d'une nouvelle installation de traitement du gaz et des conduites de collecte et de distribution connexes près d'Acme, en Alberta, capable de traiter 10 mmpc/j de gaz naturel. Suivant cette annonce, la portée du projet a été élargie. L'installation traitera du méthane houiller et devrait maintenant coûter 13 millions de dollars. L'installation devrait entrer en service au quatrième trimestre de 2007.

Après la fin de trimestre, AltaGas a signé une entente portant sur la vente de sa participation de 33,3335 % dans la coentreprise Ikhil à AltaGas Utility Group Inc. pour 9 millions de dollars. Au cours du deuxième semestre de 2006, ces actifs ont contribué à hauteur d'environ 0,5 million de dollars au bénéfice d'exploitation du secteur Collecte et traitement sur place.

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend des participations dans quatre usines d'extraction d'éthane et de LGN, une installation de fractionnement, cinq gazoducs de transport de gaz naturel et un gazoduc de transport de condensats.

Résultats financiers	Trimestres terminés	les 30 juin	Semestres terminés	les 30 juin
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**33,6**	37,4	**71,0**	73,5
Produits nets	**15,3**	15,3	**31,1**	29,7
Charges d'exploitation et d'administration	**4,5**	4,0	**9,8**	8,2
Amortissement	**2,0**	1,9	**4,0**	3,8
Bénéfice d'exploitation	**8,8**	9,4	**17,3**	17,7

Statistiques d'exploitation	Trimestres terminés	les 30 juin	Semestres terminés	les 30 juin
	2007	2006	**2007**	2006
Capacité d'amenée (mmpc/j)[1]	**554**	539	**554**	539
Volumes d'extraction (b/j)[2]	**19 822**	18 976	**21 214**	19 188
Volumes transportés (mmpc/j)[2, 3]	**407**	399	**408**	399

1) Au 30 juin.

2) Moyenne de la période.

3) Exclut les volumes du gazoduc de condensats.

Trimestres terminés les 30 juin

Au cours du deuxième trimestre de 2007, le bénéfice d'exploitation du secteur Extraction et transport s'est établi à 8,8 millions de dollars en regard de 9,4 millions de dollars pour la période correspondante de 2006. La baisse est surtout attribuable à une diminution des différentiels de fractionnement de LGN (0,5 million de dollars). Bien que les différentiels de fractionnement réalisés soient demeurés forts au deuxième trimestre de 2007, les différentiels de fractionnement moyens ont été d'environ 18,00 $/b, soit 5,00 $/b de moins qu'au deuxième trimestre de 2006 alors que les différentiels de fractionnement ont atteint des niveaux historiques. La diminution a été compensée en partie par l'agrandissement du réseau de transport de Cold Lake qui a commencé à contribuer au bénéfice en mai 2007 et par l'augmentation de participation dans l'une des usines d'Empress au quatrième trimestre de 2006.

Les volumes moyens d'éthane et de LGN dans l'usine d'extraction ont été plus élevés au deuxième trimestre de 2007 qu'au même trimestre de l'exercice précédent en raison de l'augmentation de la participation dans l'une des usines d'Empress et de l'utilisation accrue en avril et en juin 2007 à l'autre usine d'Empress, contrebalancées par une baisse du débit en mai 2007 attribuable à un projet de transformation planifié. Même en tenant compte de ce projet, les volumes moyens traités ont été plus élevés à cette usine au deuxième trimestre de 2007 qu'au même trimestre de 2006. Les volumes de transport ont augmenté surtout en raison d'une hausse des volumes sur le réseau de transport de Suffield.

Les produits nets au deuxième trimestre de 2007 et de 2006 ont été de 15,3 millions de dollars. Les produits nets pour le trimestre ont reculé en raison d'une baisse des différentiels de fractionnement dans les activités d'extraction. Le recul a été compensé par l'agrandissement du réseau de transport de Cold Lake, l'augmentation de la participation dans l'une des usines d'Empress et la progression des coûts recouvrés en vertu d'ententes contractuelles.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2007 se sont élevées à 4,5 millions de dollars contre 4,0 millions de dollars pour la même période de 2006. L'augmentation est surtout attribuable à une augmentation de la participation dans l'une des usines d'Empress.

La dotation aux amortissements pour le deuxième trimestre de 2007 s'est élevée à 2,0 millions de dollars contre 1,9 million de dollars pour la même période de 2006. Le léger recul est attribuable à l'ajout de l'augmentation de la participation dans l'une des usines d'Empress et au projet de récupération de l'éthane améliorée.

Le bénéfice d'exploitation en pourcentage des produits nets au deuxième trimestre de 2007 s'est élevé à 58 % par rapport à 61 % au deuxième trimestre de 2006. La baisse est principalement attribuable à un recul des différentiels de fractionnement propres aux activités d'extraction. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Semestres terminés les 30 juin

Au cours du premier semestre de 2007, le bénéfice d'exploitation dans le secteur Extraction et transport s'est établi à 17,3 millions de dollars en regard de 17,7 millions de dollars pour la période correspondante de 2006. La baisse du bénéfice d'exploitation est attribuable à une diminution de 0,7 million de dollars entraînée par une baisse des différentiels de fractionnement et de 0,4 million de dollars découlant de produits reportés liés à des volumes inférieurs à ceux prévus dans les contrats transportés sur le réseau de transport de Suffield. Les diminutions ont été compensées en partie par une hausse des volumes traités dans les installations d'extraction et l'expansion du réseau de transport de Cold Lake. Bien que les différentiels de fractionnement soient demeurés forts à 14,50 $/b pour le premier semestre de l'exercice, ils ont été en deçà du sommet historique de 18,00 $/b pour la même période de 2006.

Les volumes moyens d'éthane et de LGN ont augmenté en raison d'une hausse des volumes traités, d'une augmentation de la participation dans l'une des usines d'Empress et du projet de récupération de l'éthane améliorée qui a accru la capacité de traitement du gaz et la récupération de l'éthane à l'usine d'extraction d'Edmonton. Les volumes de transport ont augmenté surtout grâce à la hausse des volumes sur le réseau de transport de Suffield.

Les produits nets au premier semestre de 2007 se sont établis à 31,1 millions de dollars comparativement à 29,7 millions de dollars pour la même période de 2006. L'augmentation est attribuable à une hausse des volumes d'éthane résultant du projet de récupération de l'éthane améliorée, à une production accrue d'éthane et à une progression des coûts d'exploitation recouvrés, aux volumes accrus d'éthane et de LGN découlant d'ententes d'approvisionnement en gaz supplémentaires, à la participation accrue dans l'une des usines d'Empress et à l'agrandissement du réseau de transport de Cold Lake. Ces augmentations ont été annulées en partie par une baisse des différentiels de fractionnement et des produits reportés liés à des volumes inférieurs à ceux prévus dans les contrats transportés sur le réseau de transport de Suffield.

Les charges d'exploitation et d'administration pour le semestre terminé le 30 juin 2007 ont été de 9,8 millions de dollars comparativement à 8,2 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation est attribuable au projet de récupération de l'éthane améliorée, à la participation accrue dans l'une des usines d'Empress, à une hausse des coûts variables liée à une utilisation accrue et à un accroissement des coûts d'exploitation sur le réseau de Suffield. Environ 6,7 millions de dollars de coûts d'exploitation ont été recouvrés puis inclus dans les produits nets au premier semestre de 2007 comparativement à 5,7 millions de dollars à la même période de 2006.

La dotation aux amortissements pour le premier semestre de 2007 s'est élevée à 4,0 millions de dollars contre 3,8 millions de dollars pour la même période de 2006. L'augmentation est attribuable au projet de récupération de l'éthane améliorée et à la participation accrue dans l'une des usines d'Empress.

Au premier semestre de 2007, le bénéfice d'exploitation correspondait à 56 % des produits nets, comparativement à 60 % à la période correspondante de l'exercice précédent. Le recul est surtout attribuable à la baisse des différentiels de fractionnement dans le secteur de l'extraction et à une hausse des coûts d'exploitation recouvrés, compensées en partie par un accroissement des volumes d'extraction. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Extraction et transport

AltaGas prévoit que les résultats du secteur Extraction et transport en 2007 seront similaires aux résultats de 2006. Dans le secteur de l'extraction, le projet de récupération de l'éthane améliorée à l'usine d'extraction d'éthane d'Edmonton, terminé en janvier 2007, a permis d'accroître la capacité de production d'éthane de 800 b/j. L'incidence de la production tirée du projet de récupération de l'éthane améliorée au cours d'un exercice complet et l'augmentation de la participation dans l'une des usines d'Empress devraient contribuer à la progression du bénéfice en 2007. Selon les prévisions actuelles relatives aux prix du gaz naturel et des produits, les différentiels de fractionnement pour le reste de 2007 devraient se situer aux environs 20 $/b. Toute incidence de la baisse des différentiels de fractionnement devrait être atténuée par la récente croissance du secteur de l'extraction. Pour le reste de 2007, un projet de transformation est prévu à l'usine d'extraction d'éthane d'Edmonton. Ce projet ne devrait pas avoir une incidence importante sur le bénéfice d'exploitation.

Dans le secteur du transport, les résultats pour l'exercice devraient être légèrement supérieurs à ceux de 2006 en raison surtout de l'agrandissement du réseau de transport de Cold Lake, qui a commencé à contribuer aux résultats en mai 2007. Selon les volumes projetés devant être expédiés sur le réseau de Suffield, AltaGas ne prévoit pas constater d'autres reports de produits d'ici la fin de l'exercice.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend 378 MW de la capacité de production d'électricité totale de l'Alberta par l'entremise de sa participation de 50 % dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**40,7**	39,5	**85,0**	91,2
Produits nets	**22,9**	20,7	**47,4**	45,6
Charges d'exploitation et d'administration	**0,4**	0,4	**1,0**	0,7
Amortissement	**1,9**	1,8	**3,7**	3,6
Bénéfice d'exploitation	**20,6**	18,5	**42,7**	41,3

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2007	2006	**2007**	2006
Volume d'électricité vendue (GWh)	**650**	656	**1 315**	1 498
Prix moyen obtenu à la vente d'électricité ($/MWh)[1]	**62,62**	60,26	**64,61**	60,91
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**49,97**	53,59	**56,79**	55,17

1) Moyenne de la période.

Trimestres terminés les 30 juin

Le bénéfice d'exploitation dans le secteur Production d'électricité pour le deuxième trimestre de 2007 a été de 20,6 millions de dollars, en regard de 18,5 millions de dollars pour le trimestre correspondant de 2006. Le bénéfice d'exploitation a augmenté de 1,8 million de dollars en raison de prix de couverture accrus contrebalancés par un recul des produits provenant de volumes non couverts découlant d'une baisse des prix au comptant moyens de l'électricité. La baisse des coûts a également contribué à l'augmentation du bénéfice d'exploitation au cours du trimestre.

Les produits nets au deuxième trimestre de 2007 se sont établis à 22,9 millions de dollars comparativement à 20,7 millions de dollars pour la même période en 2006 en raison d'une hausse des prix faisant l'objet de couverture et d'une baisse des coûts, contrebalancées par un recul des produits provenant des volumes non couverts et des centrales à charge de pointe alimentées au gaz.

Les charges d'exploitation et d'administration se sont établies à 0,4 million de dollars au deuxième trimestre de 2007, soit le même montant qu'au même trimestre de 2006. Le 15 mars 2007, AltaGas a commencé à fournir des services d'exploitation et de maintenance aux centrales à charge de pointe louées. Bien que cela n'ait pas eu d'incidence importante sur le bénéfice d'exploitation, il en est résulté un léger recul du coût des produits vendus, compensé par une hausse des charges d'exploitation.

La dotation aux amortissements, qui s'est élevée à 1,9 million de dollars au deuxième trimestre de 2007, est demeurée similaire aux 1,8 million de dollars enregistrés à la même période de 2006.

Le bénéfice d'exploitation en pourcentage des produits nets au deuxième trimestre de 2007 s'est établi à 90 % par rapport à 89 % à la même période en 2006. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Semestres terminés les 30 juin

Au premier semestre de 2007, le bénéfice d'exploitation s'est établi à 42,7 millions de dollars comparativement à 41,3 millions de dollars pour la période correspondante de 2006. L'augmentation est attribuable à une hausse des produits tirés de Sundance résultant de la majoration des prix de l'électricité reçus à l'égard des volumes couverts et non couverts (4,9 millions de dollars), à une hausse des produits provenant des centrales à charge de pointe (0,6 million de dollars) et à une baisse des coûts liés aux EAE, compensées en partie par l'expiration du contrat avec Genesee en mars 2006 qui a contribué à hauteur de 4,1 millions de dollars au bénéfice d'exploitation au premier trimestre de 2006.

Le volume d'électricité vendu au premier semestre de 2007 a été moins élevé qu'au même trimestre de 2006 en raison de l'expiration de contrat avec Genesee le 31 mars 2006.

Les produits nets au premier semestre de 2007 se sont établis à 47,4 millions de dollars comparativement à 45,6 millions de dollars pour la même période de 2006. L'augmentation est attribuable à une hausse des prix de l'électricité à l'égard des volumes couverts et non couverts et à un accroissement des produits provenant des centrales à charge de pointe, compensés en partie par l'expiration du contrat d'électricité avec Genesee.

Les charges d'exploitation et d'administration de 1,0 million de dollars au premier semestre de 2007 ont été légèrement plus élevées que les charges de 0,7 million de dollars constatées au premier semestre de 2006 en raison surtout des services d'exploitation et de maintenance qu'AltaGas a commencé à fournir aux centrales à charge de pointe louées en mars 2007.

La dotation aux amortissements de 3,7 millions de dollars au premier semestre de 2007 est similaire au montant de 3,6 millions de dollars enregistré à la même période de 2006.

Le bénéfice d'exploitation en pourcentage des produits nets s'est établi à 90 % au premier semestre de 2007, ce qui se rapproche des 91 % enregistrés à la même période de 2006. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Production d'électricité

Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus élevé en 2007 qu'en 2006. La contribution des volumes d'électricité couverts devrait être plus importante qu'en 2006 en raison de l'augmentation des prix moyens faisant l'objet de couverture qui s'élèvent à environ 66 $/MWh comparativement à 60 $/MWh. Conformément au programme de couverture d'AltaGas, près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, le tiers restant étant exposé au prix au comptant en Alberta. Les prix à terme actuels pour le reste de 2007 sont similaires à ce qui a été réalisé au deuxième semestre de 2006. Avec des prix au comptant similaires et une hausse de prix moyens faisant l'objet de couverture, le bénéfice d'exploitation devrait être plus élevé pour l'exercice. Bien qu'une interruption planifiée se déroule actuellement à l'une des unités de Sundance, AltaGas ne prévoit pas d'incidence financière importante étant donné que la Fiducie reçoit des paiements pour la production perdue basés sur le prix de l'électricité moyen sur 30 jours.

Le 27 juin 2007, le gouvernement de l'Alberta a adopté un règlement intitulé Specified Gas Emitters Regulation qui exige des grands émetteurs qu'ils réduisent leurs émissions de gaz à effet de serre de 12 % à compter du 1er juillet 2007. Le règlement devrait faire augmenter les charges d'exploitation de 2007 d'environ 2,5 millions de dollars (environ 5,0 millions de dollars sur un an). Dans la mesure où ces charges peuvent être récupérées au moyen des prix plus élevés du Pool d'électricité, par la réduction des émissions ou par la création ou l'acquisition de compensations, l'incidence sur l'augmentation des charges sera moindre. En attendant, le propriétaire et exploitant de la centrale de Sundance cherche des occasions plus économiques d'améliorer l'efficacité de la centrale que le prix courant proposé de 15 $/tonne d'équivalent-CO2

Au premier trimestre de 2007, AltaGas a annoncé l'acquisition de 14,4 MW supplémentaires de capacité de production d'électricité, augmentant la capacité de production de ses centrales alimentées au gaz de plus de 55 %, la faisant passer à 39,4 MW. La nouvelle capacité de production de charge de pointe sera installée aux emplacements actuels de collecte et de traitement sur place dans le sud de l'Alberta, avec accès au réseau d'approvisionnement en gaz naturel et au réseau d'électricité. Les installations devraient être intégrées aux opérations courantes et être en service vers la fin de 2007, début de 2008. L'installation de la capacité de production devrait coûter environ 10 millions de dollars et elle devrait avoir un effet favorable sur le bénéfice net et les flux de trésorerie.

Le 2 août 2007, Bear Mountain Wind Limited Partnership (BMWLP), un partenariat détenu à 50 % par AltaGas, a conclu des ententes avec AltaGas, Aeolis Wind Power Corporation (Aeolis) et Peace Energy A Renewable Energy Cooperative (Peace) portant sur l'échange de leurs participations dans BMWLP pour un accord de redevances en vertu duquel Aeolis et Peace recevront des paiements de redevances. AltaGas a également convenu de rembourser les prêts d'Aeolis d'environ 1,0 million de dollars qu'elle a faits à BMWLP pour financer sa quote-part des frais de développement engagés jusqu'ici. En conséquence, AltaGas détient 100 % de BMWLP et du projet éolien Bear Mountain.

De plus, BMWLP a signé un contrat de services avec Aeolis, en vertu duquel Aeolis fournira un certain soutien au projet. AltaGas entend financer le projet, actuellement estimé à 200 millions de dollars, au moyen de ses facilités de crédit. Bien que la participation actuelle dans le projet soit de 100 %, AltaGas compte inclure un ou plusieurs tiers investisseurs. Le parc éolien Bear Mountain de 120 MW déjà annoncé est soutenu par une entente d'achat d'électricité de 25 ans avec BC Hydro. BMWLP continue d'optimiser la configuration du projet et de conclure des contrats d'achat et d'entretien d'éoliennes avec Enercon GmbH, un fabricant allemand de premier plan de turbines sans engrenage. La construction devrait commencer à l'automne de 2007 et la mise en service est prévue pour la fin de 2009. Le projet continue d'être assujetti à certaines approbations réglementaires et environnementales qui devraient être obtenues à l'automne de 2007.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques comprend deux secteurs d'exploitation essentiels : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et les activités de services gaziers, qui consistent en l'achat et la revente, et le transport et le stockage de gaz naturel. Jusqu'au 31 mai 2007, le secteur comprenait un petit portefeuille d'actifs de production de pétrole et de gaz naturel qui a été vendu au cours du trimestre considéré.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits	**248,6**	209,7	**584,2**	482,7
Produits nets	**6,9**	6,4	**13,0**	12,5
Charges d'exploitation et d'administration	**4,2**	4,7	**8,6**	9,1
Amortissement	**1,0**	1,3	**2,2**	2,4
Bénéfice d'exploitation	**1,7**	0,4	**2,2**	1,0

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2007	2006	**2007**	2006
Contrats de services de gestion énergétique[1]	**1 442**	1 289	**1 442**	1 289
Volumes de gaz moyens en gros négociés (GJ/j)[2]	**356 380**	322 420	**381 826**	316 626

1) Contrats de services de gestion énergétique en vigueur à la fin de la période visée.

2) Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.

Trimestres terminés les 30 juin

Au cours du deuxième trimestre de 2007, le bénéfice d'exploitation dans le secteur Services énergétiques s'est établi à 1,7 million de dollars en regard de 0,4 million de dollars pour le trimestre correspondant de 2006. Le bénéfice d'exploitation a augmenté grâce à un gain après impôts non récurrent de 1,5 million de dollars constaté par suite de la vente d'actifs de production de pétrole et de gaz naturel et à la hausse des marges dans le secteur des services gaziers, contrebalancés en partie par une baisse des contributions provenant des activités de gestion énergétique découlant des bénéfices non récurrents constatés en 2006.

Les produits nets au deuxième trimestre de 2007 se sont établis à 6,9 millions de dollars comparativement à 6,4 millions de dollars pour la même période de 2006. Les produits nets ont augmenté grâce au gain non récurrent de 1,5 million de dollars provenant de la vente d'actifs de production de pétrole et de gaz naturel, à une somme de 0,4 million de dollars liée à la hausse des volumes de gaz à prix fixe et à une augmentation des produits de transport et à la percée dans le marché ontarien de l'électricité, contrebalancés en partie par des bénéfices non récurrents de 0,7 million de dollars constatés au deuxième trimestre de 2006 et un recul des produits d'exploitation de 0,6 million de dollars lié aux actifs de production de pétrole et de gaz. Les produits nets tirés de la production de pétrole et de gaz naturel au deuxième trimestre de 2007 se sont établis à 1,2 million de dollars en regard de 1,8 million de dollars au deuxième trimestre de 2006, reflet d'une baisse de la production de pétrole et de gaz naturel de 0,5 million de dollars et d'un recul des prix du gaz naturel de 0,1 million de dollars.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2007 se sont élevées à 4,2 millions de dollars contre 4,7 millions de dollars pour le même trimestre de 2006. Le recul est attribuable à une baisse des coûts liée à la vente d'actifs de production de pétrole et de gaz naturel et à un recul des frais d'administration découlant d'une baisse d'activité dans le secteur de gestion énergétique.

La dotation aux amortissements au deuxième trimestre de 2007 s'est établie à 1,0 million de dollars en regard de 1,3 million de dollars au même trimestre de 2006 en raison surtout de la vente d'actifs de production de pétrole et de gaz naturel en mai 2007.

Le bénéfice d'exploitation en pourcentage des produits nets a augmenté pour s'établir à 25 % au deuxième trimestre de 2007 en raison du gain avant impôts non récurrent à la vente d'actifs de production de pétrole et de gaz naturel. Cela représente une augmentation de 6 % par rapport à la même période de 2006. Le bénéfice d'exploitation en pourcentage des produits nets sans l'incidence de ce gain non récurrent au deuxième trimestre de 2007 s'est établi à 4 %, ce qui est légèrement en dessous du résultat obtenu à la même période en 2006. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Semestres terminés les 30 juin

Au cours du premier semestre de 2007, le bénéfice d'exploitation dans le secteur Services énergétiques s'est établi à 2,2 millions de dollars en regard de 1,0 million de dollars pour la période correspondante de 2006. L'augmentation est attribuable au gain avant impôts non récurrent de 1,5 million de dollars provenant de la vente d'actifs de production de pétrole et de gaz naturel, à la hausse des marges dans le secteur des services gaziers et à la percée dans le marché ontarien de l'électricité, contrebalancés en partie par des bénéfices non récurrents déclarés en 2006, une hausse des coûts du gaz conformément aux modalités d'un contrat de livraison de gaz naturel et une baisse des contributions des activités touchant les actifs de production de pétrole et de gaz naturel. La contribution au bénéfice d'exploitation au premier semestre de 2007 des activités touchant les actifs de production de pétrole et de gaz naturel a été de 0,5 million de dollars inférieure à la contribution de la période correspondante de 2006.

Les produits nets au premier semestre de 2007 se sont établis à 13,0 millions de dollars comparativement à 12,5 millions de dollars à la même période de 2006. L'augmentation est attribuable au gain avant impôts non récurrent de 1,5 million de dollars provenant de la vente d'actifs de production de pétrole et de gaz naturel, à une somme de 1,1 million de dollars liée à la hausse des volumes de gaz à prix fixe et à une augmentation des produits de transport et à une somme de 0,5 million de dollars résultant de la percée dans le marché ontarien de l'électricité et de la croissance dans des secteurs cibles, contrebalancés en partie par une somme de 1,0 million de dollars liée à des bénéfices non récurrents constatés au premier semestre de 2006, une baisse de la contribution de 1,1 million de dollars découlant de la cession des actifs de production de pétrole et de gaz naturel ainsi que de la baisse des volumes et des prix liés à leur exploitation, et une somme de 0,5 million de dollars liée à une hausse des coûts du gaz conformément aux modalités d'un contrat de livraison de gaz naturel. Les produits nets tirés de la production de pétrole et de gaz naturel au premier semestre de 2007 se sont établis à 2,7 millions de dollars en regard de 3,8 millions de dollars à la même période de 2006, reflet d'une baisse de la production de pétrole et de gaz naturel de (0,8 million de dollars) et d'un recul des prix du gaz naturel (0,3 million de dollars).

Les charges d'exploitation et d'administration pour le secteur Services énergétiques au premier semestre de 2007 se sont élevées à 8,6 millions de dollars contre 9,1 millions de dollars pour la même période de 2006. Le recul découle surtout d'une baisse de l'activité dans le secteur de la gestion énergétique et d'une diminution des coûts liés à l'exploitation des actifs de production de pétrole et de gaz naturel. Les charges d'exploitation et d'administration liées aux actifs de production de pétrole et de gaz naturel se sont élevées à 1,6 million de dollars comparativement à 1,7 million de dollars à la période correspondante de 2006.

La dotation aux amortissements au premier semestre de 2007 s'est établie à 2,2 millions de dollars comparativement à 2,4 millions de dollars pour la même période de 2006. La baisse est surtout attribuable à la vente d'actifs de production de pétrole et de gaz naturel. La dotation aux amortissements comprenait 1,2 million de dollars au premier semestre de 2007 comparativement à 1,5 million de dollars à la période correspondante de 2006, relativement aux actifs de production de pétrole et de gaz naturel.

Le bénéfice d'exploitation en pourcentage des produits nets a grimpé pour s'établir à 17 % au deuxième trimestre de 2007 comparativement à 8 % à la même période de 2006 en raison du gain non récurrent à la vente d'actifs de production de pétrole et de gaz naturel. Compte non tenu du gain non récurrent, le bénéfice d'exploitation en pourcentage des produits nets a été de 6 % au premier semestre de 2007 comparativement à 8 % au premier semestre de 2006, en raison de la baisse des bénéfices tirés d'occasions non récurrentes dans le secteur de la gestion énergétique constatée au premier semestre de 2006. Ce recul a été compensé en partie par une hausse des bénéfices

tirés du secteur des services gaziers. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives du secteur Services énergétiques

AltaGas prévoit que les résultats dans le secteur Services énergétiques seront inférieurs aux résultats de 2006. La Fiducie prévoit une croissance soutenue des activités de gestion énergétique grâce à l'expansion continue de la gestion de l'approvisionnement en électricité en Ontario et à une stratégie axée sur les comptes nationaux dans des secteurs ciblés précis. La croissance devrait être contrebalancée par des bénéfices non récurrents réalisés en 2006 qui continueront de se répercuter sur les activités de gestion énergétique d'ici la fin de l'exercice 2007.

Les activités de services gaziers devraient croître en raison du blocage des contrats d'achat et de vente adossés qui sont censés dégager des marges bénéficiaires fixes pendant des termes pouvant atteindre jusqu'à cinq ans. De plus, les activités de services gaziers devraient connaître une croissance soutenue de son secteur du transport. La croissance devrait être annulée par un recul des produits attribuable à une hausse des coûts du gaz relativement à un contrat d'approvisionnement en gaz naturel.

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Les Services énergétiques collaborent avec les autres secteurs afin d'optimiser les actifs d'AltaGas et, à ce titre, devraient contribuer à la croissance du bénéfice d'AltaGas dans son ensemble.

Les résultats pour le reste de 2007 seront aussi, de manière positive, touchés par la cession des actifs de production de pétrole et de gaz naturel. Pour la période de juin à décembre 2006, AltaGas a constaté une perte d'exploitation de 0,2 million de dollars attribuable à ces actifs.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées, et à l'incidence des variations de la valeur sur les actifs et les passifs sur gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres, le rendement du capital investi et le bénéfice d'exploitation exprimé en pourcentage des produits nets, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur du Siège social.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Produits[1]	**0,7**	0,2	**2,7**	2,3
Produits nets	**1,1**	0,2	**3,2**	2,3
Charges d'exploitation et d'administration	**6,9**	6,0	**14,6**	11,2
Amortissement	**0,5**	0,5	**1,1**	1,1
Perte d'exploitation	**(6,3)**	(6,3)	**(12,5)**	(10,0)
Perte d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**(6,7)**	(6,3)	**(13,0)**	(10,0)

1) Exclut les gains latents (pertes latentes) sur gestion du risque.

Trimestres terminés les 30 juin

La perte d'exploitation avant les gains latents sur la gestion du risque au deuxième trimestre de 2007 s'est établie à 6,7 millions de dollars comparativement à 6,3 millions de dollars pour la période correspondante de 2006. L'augmentation est principalement attribuable à une hausse de la charge de rémunération de 0,3 million de dollars et à un recul des coûts affectés aux secteurs d'exploitation de 1,4 million de dollars, compensés en partie par une somme de 0,4 million de dollars liée aux rajustements de la quote-part du bénéfice. Le gain latent résultant de la comptabilisation de la variation de la juste valeur des contrats de commercialisation du gaz naturel s'est établi à 0,4 million de dollars. À compter du deuxième trimestre de 2007, AltaGas a réduit son influence sur Taylor NGL Limited Partnership (Taylor) et a commencé à comptabiliser sa participation dans Taylor selon la méthode de la capitalisation du coût. L'incidence sur la perte d'exploitation ce trimestre attribuable au remplacement de la méthode de comptabilisation à la valeur de consolidation par la méthode de la capitalisation du coût est négligeable.

Les produits au deuxième trimestre de 2007 se sont établis à 0,7 million de dollars comparativement à 0,2 million de dollars pour la même période de 2006 en raison d'un rajustement non récurrent lié à la quote-part du bénéfice au premier trimestre de 2007.

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté des normes comptables qui exigent que la juste valeur de la totalité des instruments financiers soit reflétée dans les états financiers. Au moment de l'adoption, le 1er janvier 2007, AltaGas a comptabilisé des actifs et des passifs liés à des instruments financiers respectivement de 107,8 millions de dollars et de 110,6 millions de dollars. L'incidence nette sur les bénéfices cumulés et les autres éléments du résultat étendu le 1er janvier 2007 a été respectivement de (0,2) million de dollars et de (2,6) millions de dollars. Au deuxième trimestre de 2007, la juste valeur des instruments financiers a augmenté de 2,6 millions de dollars, dont une tranche de 0,4 million de dollars a été comptabilisée à titre de gain d'exploitation et le solde de 2,6 millions de dollars à titre d'augmentation des autres éléments du résultat étendu. Au 30 juin 2007, AltaGas a comptabilisé des actifs et des passifs liés à des instruments financiers de respectivement 135,6 millions de dollars et 147,5 millions de dollars.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2007 ont été de 6,9 millions de dollars comparativement à 6,0 millions de dollars pour le trimestre correspondant de 2006. L'augmentation est principalement liée à la baisse de 1,4 million de dollars des coûts affectés aux secteurs d'exploitation et à une hausse de la charge de rémunération de 0,3 million de dollars, compensées en partie par un recul de 0,6 million de dollars des frais généraux du Siège social liés à une baisse des honoraires d'experts-conseils.

La dotation aux amortissements pour le deuxième trimestre de 2007 est demeurée stable à 0,5 million de dollars par rapport à la période correspondante de 2006.

Semestres terminés les 30 juin

La perte d'exploitation avant les gains latents sur la gestion du risque au premier semestre de 2007 s'est établie à 13,0 millions de dollars comparativement à 10,0 millions de dollars pour la période correspondante de 2006. L'augmentation découle principalement d'une hausse de la charge de rémunération et d'une baisse des coûts affectés aux secteurs d'exploitation, compensées en partie par un gain non récurrent lié à la résiliation de swaps de taux d'intérêt par suite de l'émission de billets à moyen terme de 100 millions de dollars en janvier 2007. À compter du deuxième trimestre de 2007, AltaGas a réduit son influence sur Taylor et a commencé à comptabiliser sa participation dans Taylor selon la méthode de la capitalisation du coût. L'incidence du changement de méthode de comptabilisation sur la perte d'exploitation au premier semestre de 2007 est négligeable.

Les produits au premier semestre de 2007 se sont établis à 2,7 millions de dollars en regard de 2,3 millions de dollars à la période correspondante de 2006 en raison surtout du gain constaté par suite de la résiliation de swaps de taux d'intérêt de 0,4 million de dollars au premier trimestre de 2007.

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté des normes comptables qui exigent que la juste valeur de la totalité des instruments financiers soit reflétée dans les états financiers. Au premier semestre de 2007, la juste valeur des instruments financiers a augmenté de 2,4 millions de dollars, dont une tranche de 0,5 million de dollars a été

comptabilisée à titre de gain d'exploitation, et le solde de 2,9 millions de dollars, à titre d'augmentation des autres éléments du résultat étendu.

Les charges d'exploitation et d'administration pour le premier semestre de 2007 se sont élevées à 14,6 millions de dollars contre 11,2 millions de dollars à la même période de 2006. L'augmentation est surtout liée à la hausse de la charge de rémunération (2,0 millions de dollars) et à la baisse de 2,0 millions de dollars des coûts affectés aux secteurs d'exploitation, en partie contrebalancées par un recul des frais généraux du Siège social.

La dotation aux amortissements pour le premier semestre de 2007 est demeurée stable par rapport à la période correspondante de l'exercice précédent.

Perspectives du secteur Siège social

La perte d'exploitation du secteur Siège social devrait être légèrement supérieure à celle de 2006. Les produits tirés des placements dans Taylor et dans AltaGas Utility Group Inc. («Utility Group») devraient demeurer relativement stables, et AltaGas prévoit des charges d'exploitation et d'administration moins élevées en raison d'une baisse des frais engagés actuellement pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis. La baisse des coûts de conformité aux exigences d'attestation devrait être plus que contrebalancée par la hausse de la charge de rémunération, de la dotation aux amortissements liée à l'augmentation des investissements technologiques visant à soutenir la croissance de la Fiducie et à la baisse des coûts affectés aux secteurs d'exploitation.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varient en fonction de ces facteurs. Par conséquent, la direction n'est pas en mesure de prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible puisque la Fiducie utilise des instruments financiers pour gérer son exposition aux variations du prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges arrêtées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du deuxième trimestre de 2007, AltaGas a accru ses immobilisations, ses placements à long terme et autres actifs de 22,8 millions de dollars, comparativement à 15,2 millions de dollars pour le deuxième trimestre de 2006. L'augmentation est liée à une contrepartie non monétaire de 11,9 millions de dollars reçue, dont un billet à ordre de 11,6 millions de dollars constaté dans les placements à long terme et autres actifs pour la vente d'actifs de production de pétrole et de gaz naturel en mai 2007 ainsi qu'à l'acquisition d'une somme additionnelle de 11,1 millions de dollars en immobilisations. Des cessions d'immobilisations de 30,3 millions de dollars au deuxième trimestre de 2007, 30,2 millions de dollars proviennent de la cession d'actifs de production de pétrole et de gaz naturel dans le secteur Services énergétiques.

Au cours des six premiers mois de 2007, les immobilisations, les placements à long terme et autres actifs ont augmenté de 29,8 millions de dollars comparativement à 33,7 millions de dollars pour la même période de 2006. L'augmentation au deuxième semestre de 2007 est attribuable à la contrepartie non monétaire de 11,9 millions de dollars constatée dans les placements à long terme et autres actifs et aux acquisitions d'immobilisations de 17,8 millions de dollars. Les cessions de 31,8 millions de dollars ont compris la cession d'actifs de production de pétrole et de gaz naturel de 30,2 millions de dollars dans le secteur Services énergétiques.

Capital investi net – type d'investissement — Trimestre terminé le 30 juin 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	5,0	1,7	3,9	0,1	0,4	11,1
Placements à long terme et autres actifs	-	-	0,3	-	11,4	11,7
	5,0	1,7	4,2	0,1	11,8	22,8
Cessions :						
Immobilisations	(0,1)	-	-	(30,2)	-	(30,3)
Capital investi net	4,9	1,7	4,2	(30,1)	11,8	(7,5)

Capital investi net – type d'investissement — Trimestre terminé le 30 juin 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	8,2	4,1	3,9	0,6	1,0	17,8
Placements à long terme et autres actifs	-	-	0,5	-	11,5	12,0
	8,2	4,1	4,4	0,6	12,5	29,8
Cessions :						
Immobilisations	(1,3)	(0,3)	-	(30,2)	-	(31,8)
Capital investi net	6,9	3,8	4,4	(29,6)	12,5	(2,0)

Capital investi net – type d'investissement — Trimestre terminé le 30 juin 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	13,1	0,3	0,1	0,2	(0,1)	13,6
Ententes, contrats et relations de services énergétiques	-	-	0,4	-	-	0,4
Placements à long terme et autres actifs	-	-	1,7	-	(0,5)	1,2
	13,1	0,3	2,2	0,2	(0,6)	15,2
Cessions :						
Immobilisations	(0,2)	-	-	-	-	(0,2)
Capital investi net	12,9	0,3	2,2	0,2	(0,6)	15,0

Capital investi net – type d'investissement

Trimestre terminé le 30 juin 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	28,1	0,7	1,3	0,4	0,4	30,9
Ententes, contrats et relations de services énergétiques	-	-	0,4	-	-	0,4
Placements à long terme et autres actifs	-	-	1,7	-	0,7	2,4
	28,1	0,7	3,4	0,4	1,1	33,7
Cessions :						
Immobilisations	(0,5)	-	-	-	-	(0,5)
Capital investi net	27,6	0,7	3,4	0,4	1,1	33,2

La Fiducie classe son capital investi dans les catégories maintenance, croissance et administration.

Au cours du deuxième trimestre de 2007, des projets de dépenses en capital de maintenance totalisant 2,1 millions de dollars (1,6 million de dollars au deuxième trimestre de 2006) ont été entrepris dans les secteurs Collecte et traitement sur place et Extraction et transport. Des 8,1 millions de dollars (13,0 millions de dollars au deuxième trimestre de 2006) de capital de croissance dépensés au deuxième trimestre de 2007, une somme de 3,9 millions de dollars était liée à l'acquisition de nouvel équipement de production de charge de pointe dans le secteur Production d'électricité. Dans le secteur Collecte et traitement sur place, une somme de 1,8 million de dollars a été investie dans le projet d'agrandissement des installations existantes et une somme de 1,3 million de dollars dans le projet de gazoduc de Noel et d'agrandissement de l'usine de Pouce Coupe annoncé le 10 avril 2007. Dans le secteur Extraction et transport, le capital de croissance de 1,2 million de dollars était lié surtout à l'agrandissement du réseau de transport de Cold Lake. Des 12,6 millions de dollars dépensés en immobilisations d'administration, 11,9 millions de dollars étaient attribuables à la contrepartie non monétaire reçue de la vente d'actifs de production de pétrole et de gaz naturel et une somme additionnelle de 0,7 million de dollars a été affectée à des projets portant sur du matériel informatique et des logiciels.

Au cours du premier semestre de 2007, des projets de dépenses en capital de maintenance totalisant 3,3 millions de dollars (3,2 millions de dollars au premier semestre de 2006) ont été entrepris principalement dans le secteur Collecte et traitement sur place. Des 12,7 millions de dollars en capital de croissance dépensés au premier semestre de 2007 (29,3 millions de dollars au premier semestre de 2006), 3,9 millions de dollars ont été consacrés surtout aux travaux d'agrandissement des usines de Shaunavon, Sylvan Lake, Acadia Valley et Princess, et 1,3 million de dollars étaient liés au projet de gazoduc de Noel et d'agrandissement de l'usine Pouce Coupe dans le secteur Collecte et traitement sur place. Dans le secteur Production d'électricité, une somme de 3,9 millions de dollars a été investie dans le nouvel équipement de production de charge de pointe. Dans le secteur Extraction et transport, 3,4 millions de dollars ont été consacrés surtout au prolongement du gazoduc de transport de Cold Lake et au projet de récupération de l'éthane améliorée à l'installation d'extraction d'éthane d'Edmonton. Les immobilisations d'administration comprenaient la contrepartie non monétaire de 11,9 millions de dollars reçue pour la vente d'actifs de production de pétrole et de gaz naturel, et une somme de 1,9 million de dollars a été affectée principalement à des projets portant sur du matériel informatique et des logiciels.

SEC File # 82-34911

Capital investi – utilisation — Trimestre terminé le 30 juin 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	**1,6**	**0,5**	**-**	**-**	**-**	**2,1**
Croissance	**3,1**	**1,2**	**4,2**	**0,1**	**(0,5)**	**8,1**
Administration	**0,3**	**-**	**-**	**-**	**12,3**	**12,6**
Capital investi	**5,0**	**1,7**	**4,2**	**0,1**	**11,8**	**22,8**

Capital investi – utilisation — Semestre terminé le 30 juin 2007

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	**2,6**	**0,7**	**-**	**-**	**-**	**3,3**
Croissance	**5,2**	**3,4**	**4,4**	**0,1**	**(0,4)**	**12,7**
Administration	**0,4**	**-**	**-**	**0,5**	**12,9**	**13,8**
Capital investi	**8,2**	**4,1**	**4,4**	**0,6**	**12,5**	**29,8**

Capital investi – utilisation — Trimestre terminé le 30 juin 2006

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	1,3	0,3	-	-	-	1,6
Croissance	11,8	0,1	2,2	0,2	(1,3)	13,0
Administration	-	(0,1)	-	-	0,7	0,6
Capital investi	13,1	0,3	2,2	0,2	(0,6)	15,2

Capital investi – utilisation — Semestre terminé le 30 juin 2006

(en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	2,6	0,5	-	0,1	-	3,2
Croissance	25,5	0,2	3,4	0,2	-	29,3
Administration	-	-	-	0,1	1,1	1,2
Capital investi	28,1	0,7	3,4	0,4	1,1	33,7

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans le secteur Production d'électricité et relativement aux taux d'intérêt sur la dette. Au cours du trimestre terminé le 30 juin 2007, la Fiducie a détenu des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz et l'électricité pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.
- Swaps sur marchandises : la Fiducie conclut des swaps fixe-variable sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et tandis que les prix variaient entre 0,00 $/MWh et 738,60 $/MWh au deuxième trimestre de 2007, le prix au comptant moyen était de 49,97 $/MWh. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'installations électriques de 2007 que la direction a jugées optimales. Le prix moyen obtenu pour les ventes d'électricité par la Fiducie au deuxième trimestre de 2007 a été de 62,62 $/MWh.
- Contrats à terme sur taux d'intérêt : La Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 30 juin 2007, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur sa dette bancaire prélevée de 15,0 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 100 % de la dette d'AltaGas.
- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable. Le risque de change de la Fiducie était négligeable au 30 juin 2007.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Par le passé, la Fiducie a eu recours à du financement par emprunt et par capitaux propres dans la mesure où les fonds provenant de l'exploitation et le produit du régime de réinvestissement des distributions ne suffisaient pas au financement des distributions, des dépenses en immobilisations, des acquisitions et des variations du fonds de roulement découlant des activités de financement et d'investissement. Si des acquisitions plus importantes nécessitent un financement provenant d'autres sources, la direction croit qu'AltaGas pourrait avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel.

Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie d'exploitation qui pourraient être touchés par l'adoption du projet d'imposition de la composante imposable de la distribution de la Fiducie qui entrera en vigueur à l'année d'imposition 2011.

Flux de trésorerie	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2007**	2006	**2007**	2006
Flux de trésorerie d'exploitation	**46,6**	43,8	**92,7**	69,5
Activités d'investissement	**(16,1)**	(23,4)	**(27,0)**	(45,9)
Activités de financement	**(40,6)**	(20,1)	**(66,6)**	(24,3)
Variation de la trésorerie	**(10,1)**	0,3	**(0,9)**	(0,7)

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 43,8 millions de dollars pour le premier trimestre de 2006 à 46,6 millions de dollars pour le deuxième trimestre de 2007, soit une hausse de 6 %. L'augmentation est attribuable à des résultats d'exploitation plus solides.

Le fonds de roulement a affiché un déficit de 1,1 million de dollars à la fin du deuxième trimestre de 2007 comparativement à un surplus de 19,2 millions de dollars à la fin du deuxième trimestre de 2006 et à un surplus de 23,7 millions de dollars au 31 décembre 2006. Les activités de gestion du risque ont représenté 16,2 millions de dollars de l'écart entre le fonds de roulement au deuxième trimestre de 2007 et celui du deuxième trimestre de 2006.

Fonds de roulement (en millions de dollars)	**30 juin 2007**	31 décembre 2006
Actif à court terme	**264,7**	263,4
Passif à court terme	**265,8**	239,7
Fonds de roulement	**(1,1)**	23,7
Ratio à court terme	**1,0**	1,1

Activités d'investissement

Au cours du deuxième trimestre de 2007, la Fiducie a utilisé des flux de trésorerie pour des activités d'investissement de 16,1 millions de dollars comparativement à 23,4 millions de dollars au cours de la même période de 2006. L'acquisition d'immobilisations, de placements à long terme et autres actifs a totalisé 10,3 millions de dollars au deuxième trimestre de 2007, en regard de 17,7 millions de dollars au deuxième trimestre de 2006. Les activités d'investissement pour le semestre terminé le 30 juin 2007 se sont élevées à 27,0 millions de dollars en regard de 45,9 millions de dollars pour la même période de 2007. Les flux de trésorerie affectés à l'acquisition d'immobilisations, de placements à long terme et autres actifs pour le premier semestre de 2007 se sont établis à 21,7 millions de dollars en regard de 42,9 millions de dollars à la même période de 2006.

Activités de financement

Les flux de trésorerie affectés aux activités de financement au deuxième trimestre de 2007 ont été de 40,6 millions de dollars comparativement à 20,1 millions de dollars pour le même trimestre de l'exercice précédent. L'augmentation est attribuable à une réduction accrue des soldes d'endettement et à une hausse des distributions aux porteurs de parts, compensées par une augmentation du produit provenant des émissions de parts. Pour le semestre terminé le 30 juin 2007, les flux de trésorerie affectés aux activités de financement se sont élevés à 66,6 millions de dollars en regard de 24,3 millions de dollars pour la même période de 2006. L'augmentation résulte d'une réduction de la dette à long terme au cours du premier semestre de 2007 comparativement à un accroissement de la dette à long terme pour la même période de 2006 et d'une hausse des distributions aux porteurs de parts, compensées par une augmentation du produit provenant de l'émission de parts et une hausse de la dette à court terme. La réduction accrue de la dette à long terme en 2007 par rapport à 2006 résulte principalement d'une augmentation des flux de trésorerie d'exploitation.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 juin 2007, AltaGas avait un encours total de la dette de 229,7 millions de dollars, ce qui est inférieur aux 265,5 millions de dollars au 31 décembre 2006. Au 30 juin 2007, la Fiducie avait 200 millions de dollars en billets à moyen terme en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 30 juin 2007, la dette bancaire prélevée de la Fiducie s'établissait à 216,8 millions de dollars et les lettres de crédit en cours totalisaient 72,2 millions de dollars.

Au premier trimestre de 2007, la Fiducie a comptabilisé une réduction de 1,1 million de dollars de sa dette à long terme en raison de l'adoption de nouvelles normes sur les instruments financiers. La réduction reflète le reclassement des charges financières reportées liées à la dette à long terme qui étaient auparavant comptabilisées aux postes Autres actifs à court terme et Placements à long terme et autres actifs au bilan de la Fiducie.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 30 juin 2007, le ratio d'endettement de la Fiducie avait reculé à 30,0 % en regard de 33,4 % au 31 décembre 2006. Le ratio de couverture d'intérêt des bénéfices de la Fiducie pour les douze derniers mois terminés le 30 juin 2007 était de 9,89.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux billets à moyen terme émis par AltaGas Income Trust la cote BBB (faible) avec une perspective positive. En décembre 2006, DBRS a confirmé la cote BBB (faible) pour les billets à moyen terme émis par AltaGas et une note de stabilité de STA-3 (moyen), et a modifié la perspective de la note des billets à moyen terme de stable à positive.

Standard & Poor's (S&P) attribue au crédit à long terme de la Fiducie la cote BBB- avec perspective stable, et la cote BBB- à sa dette non garantie de premier rang. En janvier 2007, S&P a reconduit sa notation d'AltaGas.

Les évaluations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité d'une entité de respecter son engagement financier selon les conditions établies. Les cotes de stabilité visent à communiquer l'opinion d'une agence d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution d'une entité comparativement à d'autres entités de revenu canadiennes évaluées.

Obligations contractuelles

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas par rapport à celles présentées dans le rapport de gestion figurant dans le rapport annuel de 2006 de la Fiducie, à l'exception de l'émission de billets à moyen terme de premier rang non garantis totalisant 100 millions de dollars le 19 janvier 2007. Les billets portent un taux d'intérêt nominal de 5,07 % et viennent à échéance le 19 janvier 2012. Le produit de l'émission des billets à moyen terme a été affecté au remboursement de la dette bancaire et aux fins générales du siège social.

PARTIES LIÉES

Au deuxième trimestre de 2007, la Fiducie a vendu 13,4 millions de dollars de gaz naturel et fourni 0,1 million de dollars de services d'exploitation à Utility Group. De plus, la Fiducie a payé des frais de gestion de 0,1 million de dollars et des frais de transport de 0,1 million de dollars à Utility Group au cours de la même période. La Fiducie a également reçu des honoraires de gestion de 7 500 $ d'Utility Group pour des services administratifs.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 21 171 $ ont été versés au cours du deuxième trimestre de 2007 (21 163 $ au deuxième trimestre de 2006). Le bail de cinq ans vient à échéance à la fin de 2007 et est renouvelable au gré d'AltaGas pour trois autres années. (Se reporter à la note 11 afférente aux états financiers consolidés intermédiaires.)

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	T2-07	T1-07	T4-06	T3-06	T2-06	T1-06	T4-05	T3-05
Produits nets[1]	**80,1**	79,3	84,6	82,5	72,8	79,1	78,7	71,3
Bénéfice d'exploitation[1]	**31,2**	29,0	32,0	33,7	26,0	35,0	29,0	22,9
Bénéfice net	**13,1**	24,6	27,3	28,8	29,9	28,6	26,4	17,2

(en dollars par part)	T2-07	T1-07	T4-06	T3-06	T2-06	T1-06	T4-05	T3-05
Bénéfice net								
De base	**0,23**	0,43	0,49	0,52	0,54	0,52	0,48	0,32
Dilué	**0,23**	0,43	0,49	0,52	0,54	0,52	0,48	0,32
Distributions déclarées[2]	**0,51**	0,51	0,51	0,505	0,495	0,485	0,48	0,47

1) *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2) *Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel. La Fiducie a émis une action ordinaire d'Utility Group (évaluée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ajoutant une valeur additionnelle de 0,54 $ la part.*

Les tendances qui se dégagent des activités d'AltaGas des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable y compris la hausse générale des prix de l'électricité en Alberta, le caractère saisonnier du secteur Distribution de gaz naturel jusqu'au moment de sa scission partielle en novembre 2005 et les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- La scission partielle du secteur Distribution de gaz naturel a eu une incidence après impôts nette de 0,1 million de dollars sur les résultats du quatrième trimestre de 2005. De plus, le bénéfice d'exploitation a reculé d'environ 2 millions de dollars par suite de la possession à 100 % du secteur Distribution de gaz naturel pendant seulement six semaines au cours du trimestre et d'un recouvrement d'impôt de 1,6 million de dollars découlant d'un rajustement au titre des soldes d'impôts futurs. Les prix plus élevés obtenus pour la vente d'électricité et la baisse des intérêts débiteurs ont également influé sur les résultats.
- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au premier trimestre qu'au quatrième trimestre.
- Les prix de l'électricité élevés, les différentiels de fractionnement plus importants et le recul des intérêts débiteurs tout au long de 2006 ont entraîné de solides résultats financiers pour tous les trimestres, contrebalancés en partie par l'apport du secteur Distribution de gaz naturel du premier trimestre de 2005 en raison de la scission partielle de ce secteur en novembre 2005.
- Au deuxième trimestre de 2006, une économie d'impôts futurs sans effet sur la trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta.
- Au quatrième trimestre de 2006, la Fiducie a constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.
- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 14,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52 qui a été pratiquement adopté par le gouvernement du Canada. Cette charge hors caisse imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

- Le 17 juillet 2007, AltaGas, par l'intermédiaire de son partenariat avec GreenWing Energy Development Limited Partnership, a présenté trois soumissions indicatives dans le cadre de l'appel d'offres de Manitoba Hydro portant sur la production de 300 MW d'énergie éolienne. Les réponses aux soumissions sont attendues en septembre 2007.
- AltaGas prévoit déposer un prospectus préalable de base simplifié pour faciliter l'émission de parts de fiducie ou de titres d'emprunt non garantis le 8 août 2007. Ce prospectus préalable a une durée de 25 mois et permet à la Fiducie d'émettre des titres totalisant jusqu'à 500 millions de dollars.

- AltaGas a signé une entente portant sur la vente de sa participation de 33,3335 % dans la coentreprise Ikhil à AltaGas Utility Group Inc. pour 9 millions de dollars. Aucun gain ni aucune perte ne devrait découler de la vente, qui a prix effet le 1er juillet 2007 et qui est assujettie aux approbations réglementaires habituelles.
- La Fiducie a suspendu la composante Premium Distribution du régime de réinvestissement des distributions à la date de paiement des distributions du 15 août 2007. La composante régulière du régime restera en vigueur et continuera de soutenir la stratégie de financement d'AltaGas. À l'avenir, si les conditions le justifient, la Fiducie pourrait envisager de réinstaurer la composante Premium Distribution selon les besoins en capitaux d'AltaGas et le désir de maintenir une structure de capital efficace. Bien que la composante Premium Distribution du régime soit suspendue, les participants au régime bénéficiant de cette composante continueront de recevoir des distributions en espèces régulières. Pour plus d'information sur le régime de réinvestissement des distributions, visitez le site Web d'AltaGas à l'adresse www.altagas.ca.
- AltaGas a signé une entente portant sur l'achat d'une participation de 50 % dans le projet de stockage de gaz naturel à l'aéroport de Sarnia. Une fois en place, la capacité de stockage devrait atteindre 5,3 milliards de pieds cubes et une capacité de livraison d'environ 52 millions de pieds cubes par jour. Le projet en est à ses débuts et est assujetti à diverses approbations réglementaires et environnementales. L'installation devrait fonctionner à plein régime vers le milieu de 2009.
- Bear Mountain Wind Limited Partnership, un partenariat dans lequel AltaGas détenait une participation de 50 %, a conclu des ententes avec AltaGas, Aeolis et Peace portant sur l'échange de leurs participations dans BMWLP pour un accord de redevances en vertu duquel Aeolis et Peace recevront des paiements de redevances. AltaGas a également convenu de rembourser les prêts d'Aeolis d'environ 1,0 million de dollars qu'elle a faits à BMWLP pour financer sa quote-part des frais de développement engagés jusqu'ici. Ces remboursements de prêts, ainsi que des sommes similaires prêtées par AltaGas, constituent maintenant des placements additionnels par AltaGas dans BMWLP. En conséquence, AltaGas détient maintenant 100 % de BMWLP.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions de la société pour des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 30 juin 2007, la Fiducie comptait 55 405 742 parts de fiducie et 2 076 606 parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,5 milliard de dollars, d'après le cours de clôture de 25,51 $ la part de fiducie le 29 juin 2007. Au 30 juin 2007, il y avait 1 080 650 options en cours et 161 525 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie distribuables durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. Au deuxième trimestre de 2007, la Fiducie a déclaré des distributions de 29,2 millions de dollars comparativement à 27,4 millions de dollars au deuxième trimestre de 2006. L'encaisse distribuable de la Fiducie pour le deuxième trimestre de 2007 s'est établie à 37,1 millions de dollars comparativement à 34,1 millions de dollars pour la période correspondante de l'exercice précédent et a été plus que suffisante pour financer la totalité des distributions aux porteurs de parts. La Fiducie compte verser la quasi-totalité de son encaisse distribuable durable au moyen de distributions mensuelles régulières aux porteurs de parts. (Voir la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.)

Au premier semestre terminé le 30 juin 2007, la Fiducie a déclaré des distributions de 58,2 millions de dollars comparativement à 54,0 millions de dollars à la même période de 2006. L'encaisse distribuable de la Fiducie pour le semestre terminé le 30 juin 2007 s'est établie à 74,1 millions de dollars comparativement à 73,5 millions de dollars pour la période correspondante de l'exercice précédent et a été plus que suffisante pour financer la totalité des distributions aux porteurs de parts.

La Fiducie a suspendu la composante Premium Distribution du régime de réinvestissement des distributions à la date de paiement des distributions d'août 2007. La composante régulière du régime restera en vigueur et continuera de soutenir la stratégie de financement d'AltaGas. À l'avenir, si les conditions le justifient, la Fiducie pourrait envisager de réinstaurer la composante Premium Distribution selon les besoins en capitaux d'AltaGas et le désir de maintenir une structure de capital efficace. Bien que la composante Premium Distribution du régime soit suspendue, les participants au régime bénéficiant de cette composante continueront de recevoir des distributions en espèces régulières. Pour plus d'information sur le régime de réinvestissement des distributions, visitez le site Web d'AltaGas à l'adresse www.altagas.ca.

AltaGas a annoncé que le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté sa distribution au comptant mensuelle, la faisant passer de 0,175 $ par part (2,10 $ par part annualisée) à 0,17 $ par part (2,04 $ par part annualisée) payable le 17 septembre 2007 aux porteurs de parts inscrits le 27 août 2007. Il s'agit de la quatrième augmentation de la distribution d'AltaGas depuis sa transformation en fiducie en mai 2004. Pour le deuxième trimestre de 2007, le total des distributions déclarées d'AltaGas s'établissait à 0,51 $ par part.

En outre, une distribution spéciale d'une action ordinaire d'AltaGas Utility Group Inc. (Utility Group) pour chaque tranche de 100 parts de fiducie et parts échangeables d'AltaGas détenues le 27 août 2007 aura lieu le 17 septembre 2007. Dans le cadre du plan de distribution, tout porteur de parts de la Fiducie qui s'est vu attribuer moins de 50 actions ordinaires d'Utility Group recevra une somme en espèces. Les sommes reçues par les porteurs de parts de la Fiducie seront fonction du produit reçu par la Société de fiducie Computershare du Canada à la vente des actions d'Utility Group.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2005 :

Distributions

(en dollars par part)	**2007**	2006	2005
Premier trimestre	**0,51**	0,485	0,45
Deuxième trimestre	**0,51**	0,495	0,45
Troisième trimestre	-	0,505	0,47
Quatrième trimestre	-	0,510	0,48
Distribution d'actions[1]	-	-	0,54
	1,02	1,995	2,39

1) Une action d'Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005.

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications de 2007

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté le chapitre révisé 1506 du *Manuel de l'institut Canadien des Comptables Agréés* (ICCA). Ce chapitre prescrit les critères de modification de conventions comptables, de même que le traitement comptable et les informations à fournir à l'égard des modifications de conventions comptables, des modifications d'estimations comptables et des corrections d'erreurs. L'adoption de cette norme n'a pas eu d'incidence importante sur les états financiers consolidés du premier trimestre de 2007.

Instruments financiers

Avec prise d'effet le 1er janvier 2007, la Fiducie a adopté prospectivement le chapitre 3855 du *Manuel de l'ICCA*, «Instruments financiers – comptabilisation et évaluation», le chapitre 3865, «Couvertures», le chapitre 1530, «Résultat étendu», et le chapitre 3861, «Instruments financiers – informations à fournir et présentation». L'incidence de l'adoption de ces nouvelles normes est reflétée dans les résultats de la Fiducie pour le trimestre considéré, et les états financiers correspondants de l'exercice précédent n'ont pas été retraités. Bien que les nouvelles règles se soient traduites par des modifications dans la façon dont la Fiducie comptabilise ses instruments financiers, il n'y a pas eu d'incidence importante sur les résultats financiers de la Fiducie pour le trimestre considéré. Pour une description des nouvelles règles comptables et l'incidence de leur adoption sur les états financiers de la Fiducie, se reporter à la note 2 afférente aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2007.

Modifications comptables futures

Chapitre 1535 : «Informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3862 : «Instruments financiers – informations à fournir» et chapitre 3863 : «Instruments financiers – présentation»

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Normes IFRS

En 2006, le Conseil des normes comptables («CNC») a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas demeurent inchangées depuis le 31 décembre 2006 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2007. Pour en savoir plus à l'égard de ces conventions, consulter les notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel de 2006 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2007 et les notes afférentes aux états financiers consolidés vérifiés de 2006 figurant dans le rapport annuel de 2006 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas ont trait aux actifs et aux passifs de gestion du risque, à la dotation aux amortissements, aux obligations liées à la mise hors service d'immobilisations, à l'évaluation de la dépréciation d'actifs et au passif d'impôts futurs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel de 2006 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2007.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou

un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans les rapports ou soumise en vertu de la loi sur les valeurs mobilières applicable est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est chargée d'établir et de maintenir des contrôles internes à l'égard de l'information financière pour fournir l'assurance raisonnable que les informations financières et la préparation des états financiers sont fiables. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers. Au cours du deuxième trimestre de 2007, aucun changement important n'a été apporté aux contrôles internes à l'égard de l'information financière de la Fiducie.

Bilans consolidés

(non vérifié)

(en milliers de dollars)	30 juin 2007		31 décembre 2006	
ACTIF				
Actif à court terme				
Trésorerie et équivalents de trésorerie	**12 309**	**$**	13 226	$
Débiteurs	**157 699**		224 533	
Stocks	**111**		61	
Dépôts des clients	**22 487**		16 304	
Gestion du risque *(note 4)*	**69 120**		-	
Divers	**2 981**		9 277	
	264 707		263 401	
Immobilisations	**660 427**		677 941	
Ententes, contrats et relations de services énergétiques	**99 523**		103 330	
Écart d'acquisition	**18 260**		18 260	
Gestion du risque *(note 4)*	**66 488**		-	
Placements à long terme et autres actifs	**70 156**		46 643	
	1 179 561	**$**	1 109 575	$
PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**138 225**	**$**	200 882	$
Distributions à payer aux porteurs de parts	**9 772**		9 588	
Dette à court terme	**1 845**		-	
Tranche de la dette à long terme échéant à moins d'un an	**1 192**		1 147	
Dépôts des clients	**22 487**		16 304	
Produits constatés d'avance	**1 211**		788	
Gestion du risque *(note 4)*	**85 318**		-	
Divers	**5 726**		10 982	
	265 776		239 691	
Dette à long terme	**226 663**		264 340	
Obligations liées à la mise hors service d'immobilisations	**20 317**		23 350	
Impôts futurs *(note 5)*	**59 217**		51 252	
Gestion du risque *(note 4)*	**69 747**		-	
Autres passifs à long terme	**1 962**		1 526	
	643 682		580 159	
Avoir des porteurs de parts *(notes 6 et 7)*	**535 879**		529 416	
	1 179 561	**$**	1 109 575	$

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

(en milliers de dollars, sauf les montants par part et le nombre de parts)	Trimestres terminés les 30 juin **2007**	2006	Semestres terminés les 30 juin **2007**	2006
PRODUITS				
Exploitation	**340 634 $**	299 434 $	**766 676 $**	675 138 $
Gains latents sur gestion du risque	**413**	-	**475**	-
Divers	**731**	188	**2 692**	2 222
	341 778	299 622	**769 843**	677 360
CHARGES				
Coût des produits vendus	**261 682**	226 802	**610 455**	525 440
Exploitation et administration	**37 014**	35 468	**75 075**	68 487
Amortissement	**11 854**	11 424	**24 046**	22 540
	310 550	273 694	**709 576**	616 467
Bénéfice d'exploitation	**31 228**	25 928	**60 267**	60 893
Intérêts débiteurs				
Dette à court terme	**88**	122	**148**	230
Dette à long terme	**2 960**	3 253	**5 976**	6 436
Bénéfice avant impôts sur les bénéfices	**28 180**	22 553	**54 143**	54 227
Charge (recouvrement) d'impôts	**15 127**	(7 351)	**16 510**	(4 237)
Bénéfice net	**13 053**	29 904	**37 633**	58 464
Bénéfice cumulé au début de la période	**426 198**	315 667	**401 618**	287 107
Bénéfice cumulé à la fin de la période	**439 251 $**	345 571 $	**439 251 $**	345 571 $
Résultat net par part *(note 7)*				
De base	**0,23 $**	0,54 $	**0,66 $**	1,06 $
Dilué	**0,23 $**	0,54 $	**0,66 $**	1,06 $
Nombre moyen pondéré de parts en circulation (en milliers) *(note 7)*				
De base	**57 199**	55 206	**56 931**	55 009
Dilué	**57 235**	55 315	**56 966**	55 116

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin 2007		Semestres terminés les 30 juin 2007	
Bénéfice net	**13 053**	**$**	**37 633**	**$**
Autres éléments du résultat étendu, après impôts *(note 4)*				
Gains nets latents sur les actifs financiers disponibles à la vente	**10 383**		**10 399**	
Perte nette latente sur dérivés désignés comme couvertures de flux de trésorerie	**(4 570)**		**(4 086)**	
Reclassement au bénéfice net de la perte nette sur dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes précédentes	**(3 170)**		**(3 389)**	
	2 643		**2 924**	
Résultat étendu	**15 696**	**$**	**40 557**	**$**
Cumul des autres éléments du résultat étendu au début de la période	**(2 353)**	**$**	**-**	
Ajustement résultant de l'adoption des nouvelles normes comptables relatives aux instruments financiers *(note 2)*	**-**		**(2 634)**	
Autres éléments du résultat étendu, après impôts	**2 643**		**2 924**	
Cumul des autres éléments du résultat étendu à la fin de la période	**290**	**$**	**290**	**$**

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin **2007**		Trimestres terminés les 30 juin 2006		Semestres terminés les 30 juin **2007**		Semestres terminés les 30 juin 2006	
Flux de trésorerie d'exploitation								
Bénéfice net	**13 053**	**$**	29 904	$	**37 633**	**$**	58 464	$
Éléments sans effet sur la trésorerie :								
Amortissement	**11 854**		11 424		**24 046**		22 540	
Désactualisation des obligations liées à la mise hors service d'immobilisations	**424**		345		**850**		687	
Rémunération à base de parts	**157**		18		**331**		34	
Charge (recouvrement) d'impôts futurs	**15 127**		(7 016)		**16 510**		(4 251)	
Gain à la vente d'actifs *(note 8)*	**(1 490)**		-		**(1 563)**		-	
Quote-part du bénéfice de sociétés satellites	**(317)**		(118)		**(1 693)**		(2 045)	
Distribution de sociétés satellites	**503**		725		**1 258**		1 450	
Gains latents sur gestion du risque	**(413)**		-		**(475)**		-	
Divers	**300**		444		**547**		(162)	
Liquidités provenant de l'exploitation	**39 198**		35 726		**77 444**		76 717	
Obligations liées à la mise hors service d'immobilisations réglées	**(20)**		(2)		**(140)**		(42)	
Variation nette du fonds de roulement hors caisse	**7 397**		8 119		**15 396**		(7 174)	
	46 575		43 843		**92 700**		69 501	
Activités d'investissement								
Augmentation des dépôts des clients	**(6 287)**		(5 448)		**(6 183)**		(2 988)	
Acquisition d'immobilisations	**(9 875)**		(15 867)		**(20 888)**		(41 000)	
Cession d'immobilisations	**90**		149		**507**		328	
Acquisition d'ententes, de contrats et de relations de services énergétiques	**-**		(367)		**-**		(384)	
Acquisition de placements à long terme et d'autres actifs	**(420)**		(1 876)		**(799)**		(1 876)	
Cession de placements à long terme et d'autres actifs	**375**		-		**375**		-	
	(16 117)		(23 409)		**(26 988)**		(45 920)	
Activités de financement								
Augmentation (diminution) de la dette à court terme	**(5 655)**		(7)		**1 845**		(2 710)	
Augmentation (diminution) de la dette à long terme	**(19 894)**		(4 544)		**(37 113)**		10 867	
Distributions aux porteurs de parts	**(28 959)**		(27 291)		**(57 810)**		(53 571)	
Produit net tiré de l'émission de parts *(note 7)*	**13 979**		11 672		**26 449**		21 090	
	(40 529)		(20 170)		**(66 629)**		(24 324)	
Variation de la trésorerie et des équivalents de trésorerie	**(10 071)**		264		**(917)**		(743)	
Trésorerie et équivalents de trésorerie au début de la période	**22 380**		10 678		**13 226**		11 685	
Trésorerie et équivalents de trésorerie à la fin de la période	**12 309**	**$**	10 942	$	**12 309**	**$**	10 942	$

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux sont en milliers de dollars canadiens, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Jusqu'au deuxième trimestre de 2007, AltaGas comptabilisait son placement dans Taylor NGL Limited Partnership (Taylor) selon la méthode à la valeur de comptabilisation. Au deuxième trimestre de 2007, AltaGas a cessé d'exercer une influence importante sur Taylor et a commencé à comptabiliser son placement dans Taylor selon la méthode du coût. Par conséquent, le placement dans Taylor est désigné comme disponible à la vente et est évalué à la juste valeur, les variations de la juste valeur étant comptabilisées dans Autres éléments du résultat étendu.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2006, à l'exception de celles présentées dans les notes 2 et 3 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2006 compris dans le rapport annuel de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2007

La Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 3855, «Instruments financiers – comptabilisation et évaluation», au chapitre 3865, «Couvertures», au chapitre 3861, «Instruments financiers – informations à fournir et présentation», au chapitre 1530, «Résultat étendu», au chapitre 3251, «Capitaux propres», et au chapitre 1506, «Modifications comptables». Ces nouvelles exigences sont en vigueur depuis le 1er janvier 2007. Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Modifications comptables

Le chapitre 1506 établit les critères de changement de méthodes comptables, ainsi que le traitement comptable et l'information à fournir relative aux changements de conventions comptables, aux changements d'estimations comptables et aux corrections d'erreurs. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés intermédiaires de la Fiducie.

Instruments financiers

Tous les instruments financiers, y compris les dérivés, sont initialement compris dans le bilan à leur juste valeur. Les actifs financiers sont classés comme étant détenus à des fins de transaction, détenus jusqu'à leur échéance, comme prêts et créances ou comme étant disponibles à la vente. Les passifs financiers sont classés comme étant détenus à des fins de transaction ou comme autres passifs financiers. L'évaluation ultérieure est déterminée par classement.

Les actifs et passifs financiers détenus à des fins de transaction sont conclus dans le but de générer un profit et comprennent des swaps, des options et des contrats à terme de gré à gré. Ces instruments financiers sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées aux résultats. Les actifs financiers détenus jusqu'à leur échéance sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Au 30 juin 2007, la Fiducie ne possédait aucun instrument financier détenu jusqu'à l'échéance. Les prêts et créances sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Le classement des actifs disponibles à la vente comprend des actifs financiers non dérivés qui sont désignés comme étant disponibles à la vente ou qui ne sont pas compris dans les trois autres classements. Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Le bénéfice généré de ces placements est compris dans Produits.

Les autres passifs financiers qui ne sont pas classés comme étant disponibles à la vente sont comptabilisés à leur coût après amortissement selon la méthode du taux d'intérêt effectif.

Les dérivés incorporés aux autres instruments financiers ou contrats (l'instrument hôte) sont comptabilisés comme des dérivés séparés et calculés à leur juste valeur si les caractéristiques économiques des dérivés incorporés ne sont pas étroitement liées à l'instrument hôte, si les conditions des dérivés incorporés sont les mêmes que celles d'un dérivé autonome et si l'ensemble du contrat n'est pas détenu à des fins de transaction ou comptabilisé à la juste valeur. Les variations de la juste valeur sont comprises dans les résultats. Tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, sont portés au bilan à leur juste valeur. La date de transition utilisée par la Fiducie pour identifier les dérivés incorporés est le 1er janvier 2003. La Fiducie n'a identifié aucun dérivé incorporé devant être divisé.

Les coûts de transaction sont des coûts différentiels directement attribuables à l'acquisition, à l'émission ou à la sortie d'un instrument financier. En conséquence de l'adoption des nouvelles normes, la Fiducie a reclassé les coûts de financement reportés non amortis de 1,1 million de dollars des postes Autres actifs à court terme et Placements à long terme et autres actifs au poste Dette à long terme. Ce reclassement est en vigueur depuis le 1er janvier 2007. Le reclassement des coûts de transaction n'a eu aucune incidence sur les bénéfices. À compter du 1er janvier 2007, la Fiducie a commencé à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts étaient amortis selon la méthode de l'amortissement linéaire sur la durée de vie de la dette.

Couvertures

La nouvelle norme précise quand et comment on peut appliquer la comptabilité de couverture, et où elle doit être comptabilisée. La norme introduit trois types de relations de couverture : les couvertures de juste valeur, les couvertures de flux de trésorerie et les couvertures d'un investissement net dans un établissement étranger autonome.

Dans le cadre de la gestion de ses actifs et de ses passifs, la Fiducie utilise des dérivés pour couvrir des positions afin de réduire son exposition au risque marchandises et au risque de taux d'intérêt. La Fiducie désigne certains dérivés comme étant des couvertures et prépare les documents au début du contrat de couverture. La Fiducie effectue une évaluation au début du contrat et pendant sa durée afin de déterminer si le dérivé utilisé comme couverture est efficace pour compenser les risques des valeurs ou des flux de trésorerie de l'instrument financier couvert. Tous les dérivés sont initialement comptabilisés à la juste valeur et ajustés à la juste valeur à chaque date de clôture.

La Fiducie utilise des couvertures de flux de trésorerie pour réduire son exposition aux fluctuations des taux d'intérêt et aux variations des prix des marchandises. La partie efficace des variations de la valeur des couvertures de flux de trésorerie est comptabilisée dans Autres éléments du résultat étendu. Les parties ou montants inefficaces exclus des tests d'efficacité des couvertures sont constatés aux résultats dans la même catégorie financière que les opérations sous-jacentes. Les gains et les pertes découlant des couvertures de flux de trésorerie qui ont été portés au poste Cumul des autres éléments du résultat étendu sont comptabilisés au bénéfice net lorsque l'opération sous-jacente s'est produite ou qu'il est probable qu'elle ne se produise pas. La Fiducie couvre son exposition à la variabilité des flux de trésorerie futurs pendant une durée maximale de 10,5 années.

Résultat étendu et avoir des porteurs de parts

Les états financiers de la Fiducie comprennent un état du résultat étendu et du cumul des autres éléments du résultat étendu consolidé qui est composé du bénéfice et de la partie efficace des variations dans les gains latents et les pertes latentes liés aux actifs disponibles à la vente et aux couvertures de flux de trésorerie. En outre, conformément au chapitre 3251, la Fiducie présente désormais séparément les variations de chacune des composantes de l'avoir des porteurs de parts dans sa note relative à l'avoir des porteurs de parts. En conséquence de la mise en application de cette nouvelle norme, une nouvelle composante, Cumul des autres éléments du résultat étendu, et un ajustement des opérations ponctuel ont été ajoutés à l'avoir des porteurs de parts (se reporter à la note 6).

Incidence nette des modifications de conventions comptables

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2007 résulte des modifications apportées aux conventions comptables susmentionnées et se présente comme suit :

Postes visés du bilan	Augmentation (diminution)
Actif à court terme – Gestion du risque	59 866 $
Autres actifs à court terme	(451)
Actif à long terme	47 942
Placements à long terme et autres actifs	(793)
Passif à court terme – Gestion du risque	69 618
Dette à long terme	(1 082)
Passif à long terme – Gestion du risque	48 359
Passif d'impôts futurs	(7 450)
Avoir des porteurs de parts – Montant transitoire à l'adoption des nouvelles normes comptables, après impôts	(247)
Avoir des porteurs de parts – Cumul des autres éléments du résultat étendu, après impôts	(2 634)

Les gains latents et les pertes latentes compris dans Montant transitoire et Cumul des autres éléments du résultat étendu ont été comptabilisés après déduction des recouvrements d'impôts sur les bénéfices respectivement de 4,6 millions de dollars et 2,9 millions de dollars.

Modifications comptables futures

Chapitre 1535 – Informations à fournir concernant le capital

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3862 : Instruments financiers – informations à fournir et chapitre 3863 : Instruments financiers – présentation

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Normes IFRS

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

3. MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Après avoir adopté les normes comptables relatives aux instruments financiers, la Fiducie a effectué une mise à jour des principales conventions comptables suivantes :

Constatation des produits

Dans le secteur Collecte et traitement sur place, les produits sont constatés lorsque les services sont rendus. Dans les secteurs Production d'électricité et Services énergétiques, les produits sont constatés au moment où le produit est livré ou le service offert. Dans le secteur Extraction et transport, les produits provenant de l'extraction sont constatés lorsque le produit est livré ou le service offert, et les produits provenant du transport sont constatés lorsque les services sont rendus. Les gains et pertes réalisés sur les activités de gestion du risque liées aux prix des marchandises sont comptabilisés dans les produits du secteur auxquels ils se rattachent au moment où la vente qui y correspond a lieu ou lorsque les actifs ou les passifs financiers sous-jacents sont sortis du bilan. Les gains et pertes latents à l'égard des variations de la juste valeur des activités de gestion du risque de la Fiducie sont comptabilisés comme des produits et sont évalués à la valeur de marché à la fin de la période considérée dans le secteur Siège social.

Coûts de transaction liés aux instruments financiers

Les coûts de transaction liés à l'acquisition d'actifs et de passifs financiers détenus à des fins de transaction et à la facilité de crédit d'exploitation renouvelable de la Fiducie sont passés en charges au moment où ils sont engagés. Pour les instruments financiers non classés comme étant détenus à des fins de transaction, les coûts de transaction attribuables à l'acquisition ou à l'émission de l'actif ou du passif financier sont ajoutés à la valeur comptable initiale de l'instrument financier et comptabilisés dans les résultats selon la méthode du taux d'intérêt effectif.

Date de constatation

AltaGas utilise la date de règlement pour les transactions. Tout écart de valeur entre la date de l'opération et la date de règlement pour les transactions effectuées avec un tiers est comptabilisé au bilan et au poste Bénéfice net ou Autres éléments du résultat étendu, selon le cas.

Désignation des actifs financiers disponibles à la vente

Les actifs financiers disponibles à la vente sont des placements dans des instruments de capitaux propres qui ne sont pas classés comme étant détenus à des fins de transaction, jusqu'à leur échéance ou comme prêts et créances, et que la direction a l'intention de détenir pour une durée indéterminée. Les actifs disponibles à la vente sont calculés à la juste valeur. Les variations de la juste valeur sont comptabilisées dans Autres éléments du résultat étendu jusqu'à ce que l'actif soit sorti du bilan. Les actifs disponibles à la vente sont inclus dans Placements à long terme et autres actifs.

Méthode du taux d'intérêt effectif

La Fiducie utilise la méthode du taux d'intérêt effectif pour calculer le coût après amortissement d'un actif ou passif financier et pour répartir les intérêts créditeurs ou les intérêts débiteurs sur la période considérée. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie estimatifs associés à l'instrument sur la durée de vie prévue de l'instrument financier ou, selon le cas, sur une période plus courte, de manière à obtenir la valeur comptable nette de l'actif ou du passif financier.

4. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel et des liquides de gaz naturel et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Au 30 juin 2007, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achat, de vente ou de consommation intermédiaire, ont été portés au bilan à la juste valeur. La juste valeur des dérivés d'électricité et de gaz naturel a été calculée selon les prix à terme estimatifs de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché.

Au 30 juin 2007, la juste valeur des actifs et des passifs de la Fiducie se présentait comme suit :

Sommaires des justes valeurs

(en millions de dollars)	À court terme	À long terme	Total
Actifs financiers			
Détenus à des fins de transaction	64 921 $	60 908 $	125 829 $
Disponibles à la vente	-	36 258	36 258
Prêts et créances	131 243	12 643	143 886
	196 164	109 809	305 973
Couvertures de flux de trésorerie	4 199	5 581	9 780
	200 363 $	115 390 $	315 753 $
Passifs financiers			
Détenus à des fins de transaction	65 820 $	64 249 $	130 069 $
Autres passifs financiers	113 529	218 221	331 750
	179 349	282 470	461 819
Couvertures de flux de trésorerie	19 498	5 498	24 996
	198 847 $	287 968 $	486 815 $

Bénéfice latent

L'incidence de l'adoption des nouveaux instruments financiers sur le bénéfice net a donné lieu à une perte latente négligeable au deuxième trimestre de 2007 et à une perte latente de 0,5 million de dollars pour le semestre terminé le 30 juin 2007.

Autres éléments du résultat étendu

Dans le cadre de son programme de couverture, la Fiducie utilise certains instruments financiers dérivés pour gérer les risques. Un gain latent après impôts de 3,2 millions de dollars a été reclassé au bénéfice net au deuxième trimestre de 2007 et un gain latent après impôts de 3,4 millions de dollars a été reclassé au bénéfice net dans la première moitié de 2007. Sur les 0,3 million de dollars de gains reportés dans Cumul des autres éléments du résultat étendu au 30 juin 2007, 10,4 millions de dollars devraient être reclassés au bénéfice net au cours des 12 prochains mois, car les montants à long terme reportés dans Autres éléments du résultat étendu comprennent des gains latents.

Les actifs disponibles à la vente, compris dans le bilan sous Placements à long terme et autres actifs, sont comptabilisés à la juste valeur, après impôts, dans Autres éléments du résultat étendu. Au deuxième trimestre et au premier semestre de 2007, la juste valeur, après impôts, a augmenté de 10,4 millions de dollars. Cette augmentation est surtout attribuable à la désignation du placement dans Taylor comme disponible à la vente en raison du changement de la façon de comptabiliser le placement, qui est passée de la méthode à la valeur de consolidation à la méthode du coût.

Le 1er janvier 2007, la Fiducie a commencé à compenser les coûts de transaction liés à la dette à long terme en diminution de la dette s'y rattachant et à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts était amortis selon la méthode linéaire sur la durée de vie de l'instrument de créance auquel ils se rattachaient. Ce changement dans la convention n'a eu aucune incidence importante sur les états financiers de la Fiducie. Au cours du deuxième trimestre et du premier semestre de 2007, le montant imputé au bénéfice net au titre de l'amortissement des coûts de transaction selon la méthode du taux d'intérêt effectif était négligeable. Le taux d'intérêt effectif pour les billets à moyen terme émis en 2005 et en 2007 était respectivement de 4,57 % et 5,11 %.

Gestion du risque marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Le prix fixé et les contrats au prix du marché pour la vente et l'achat de gaz naturel se prolongent jusqu'en 2011.

Au 30 juin 2007, l'encours des contrats de la Fiducie se présentait comme suit :

Instruments dérivés	Prix fixé (par GJ)[1]	Période (mois)	Volume théorique (GJ) Ventes	Volume théorique (GJ) Achats	Juste valeur
Contrat à livrer	2,16 $ à 10,37 $	1 à 45	111 028 890	-	(36 264) $
Contrat à livrer	2,16 $ à 10,37 $	1 à 45	-	111 028 890	32 069 $

1) Certains contrats sont indexés et, à ce titre, nous ne pouvons fournir une fourchette de prix.

Pour le deuxième trimestre de 2007, un gain après impôts de 0,2 million de dollars a été constaté au titre des activités de gestion du risque sur le gaz naturel de la Fiducie, et une perte après impôts de 0,1 million de dollars a été constatée dans la première moitié de 2007.

Électricité

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs sur gestion du risque. Au 30 juin 2007, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

Au 30 juin 2007, l'encours des contrats de la Fiducie se présentait comme suit :

Instruments dérivés	Prix fixé (par MWh)	Période (mois)	Volume théorique (MWh) Ventes	Volume théorique (MWh) Achats	Juste valeur
Contrat à livrer	52,50 $ à 69,50 $	1 à 12	4 368	-	(134) $
Contrat à livrer	55,50 $ à 69,50 $	1 à 12	-	4 368	113 $

Les activités de gestion du risque sur l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient une perte latente de 0,1 million de dollars pour le deuxième trimestre de 2007 et une perte latente de 0,1 million de dollars pour le premier semestre de 2007.

Au 30 juin 2007, l'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

Instruments dérivés	Prix fixé (par MWh)	Période (mois)	Volume théorique (MWh) Ventes	Volume théorique (MWh) Achats	Juste valeur
Swaps et tunnels	65,00 $ à 84,25 $	3 à 18	1 922 760	-	(21 725) $
Swaps et tunnels	56,50 $ à 65,00 $	3 à 126	-	387 336	6 157 $

Gestion du risque de change

La Fiducie conclut des contrats de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change. Pour le deuxième trimestre de 2007, les activités de gestion du risque de change de la Fiducie ont affiché une perte latente de 0,1 million de dollars et, pour le premier semestre de 2007, une perte latente de 0,4 million de dollars.

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des contrats de swap de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. En janvier 2007, la Fiducie a dénoué un certain nombre de ces swaps de taux d'intérêt par suite de l'émission de billets à moyen terme d'un montant de 100 millions de dollars et a constaté un gain de 0,4 million de dollars. Au deuxième trimestre, la Fiducie a mis fin à la relation de couverture sur certains contrats de swap, ce qui a donné lieu à un gain latent négligeable. Les swaps de taux d'intérêt restants ont une durée de vie résiduelle moyenne de 10 à 23 mois et un taux d'intérêt moyen pondéré de 3,56 %. Les activités de gestion du risque.de taux d'intérêt ont entraîné un gain latent de 0,2 million de dollars au deuxième trimestre de 2007 et un gain latent de 0,5 million de dollars au premier semestre de 2007. Ces swaps présentaient une juste valeur marchande de 0,5 million de dollars au 30 juin 2007.

Risque de crédit sur les instruments financiers

Le risque de crédit résulte de la possibilité qu'une partie à un instrument dérivé dans lequel la Fiducie a un gain latent manque à ses obligations conformément aux modalités du contrat.

L'exposition au risque de crédit est minimisée en n'effectuant des opérations qu'avec des parties solvables conformément aux politiques et aux pratiques de crédit en vigueur. Au 30 juin 2007, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une seule partie à des instruments financiers.

5. IMPÔTS FUTURS

Le 12 juin 2007, après la troisième lecture, le projet de loi C-52 d'exécution du budget a été pratiquement adopté par le gouvernement du Canada, créant un nouvel impôt de 31,5 % qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1er janvier 2011.

En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs de 14,5 millions de dollars et a accru son passif d'impôts futurs au deuxième trimestre de 2007. Cette charge hors caisse est liée aux écarts temporaires entre les valeurs comptables des actifs et des passifs d'AltaGas et leurs valeurs fiscales respectives, et n'a pas d'incidence immédiate sur les flux de trésorerie. Un taux d'imposition de néant a été appliqué aux écarts temporaires se résorbant avant 2011.

Le montant prévu et le moment auquel la résorption des écarts temporaires a lieu dépendront des résultats réels de la Fiducie, des distributions, et de l'acquisition et de la cession réelles des actifs et des passifs. Par conséquent, un changement des estimations ou des hypothèses pourrait avoir une incidence importante sur les passifs d'impôts futurs estimatifs.

6. AVOIR DES PORTEURS DE PARTS

	30 juin 2007		31 décembre 2006	
Capital des porteurs de parts *(note 7)*	**490 199**	**$**	463 750	$
Surplus d'apport	**3 654**		3 322	
Bénéfices cumulés	**439 251**		401 618	
Dividendes accumulés	**(41 114)**		(41 114)	
Distributions aux porteurs de parts cumulées déclarées[1]	**(330 458)**		(272 464)	
Distributions d'actions ordinaires d'AltaGas Utility Group Inc.	**(25 696)**		(25 696)	
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(247)**		-	
Cumul des autres éléments du résultat étendu *(notes 2 et 4)*	**290**		-	
	535 879	**$**	529 416	$

1) Les distributions cumulées versées par la Fiducie au 30 juin 2007 s'élevaient à 320,7 millions de dollars (262,9 millions de dollars au 31 décembre 2006).

7. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts	Montant
Au 31 décembre 2006	54 313 552	451 795 $
Parts émises au comptant à l'exercice d'options	1 400	32
Parts émises en vertu des régimes de réinvestissement des distributions[1]	1 078 582	26 417
Parts émises contre des parts échangeables	12 208	72
Au 30 juin 2007	**55 405 742**	**478 316 $**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas Holding Limited Partnership No.1 au 31 décembre 2006	2 088 814	11 955 $
Parts d'AltaGas Holding Limited Partnership No.1 remises contre des parts de la Fiducie	(12 208)	(72)
Au 30 juin 2007	**2 076 606**	**11 883 $**
Total des parts de la Fiducie et des parts échangeables au 30 juin 2007	**57 482 348**	**490 199 $**

1) Premium Distribution[MC], régime de réinvestissement des distributions et régime optionnel d'achat de parts.

Parts en circulation[1]	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2007	2006	**2007**	2006
Nombre de parts – de base[2]	**57 199 103**	55 205 618	**56 931 021**	55 009 333
Options sur actions dilutives	**36 233**	109 097	**34 715**	107 002
Nombre de parts – dilué[2]	**57 235 336**	55 314 715	**56 965 736**	55 116 335

1) Comprend les parts échangeables.
2) Moyenne pondérée.

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 30 juin 2007, 10 % des parts en circulation étaient réservées pour émission conformément à ce régime. Jusqu'au 30 juin 2007, les droits des options attribuées conformément au régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 30 juin 2007, les options en cours pouvaient être exercées à diverses dates jusqu'en 2017 (2016 au 31 décembre 2006). Le prix d'exercice moyen pondéré des options en cours conformément au régime s'élevait à 26,80 $ (27,23 $ au 31 décembre 2006) et la durée moyenne pondérée qui reste à courir des options s'établissait à 9,17 ans (9,23 ans au 31 décembre 2006). Au 30 juin 2007, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,8 million de dollars (0,9 million de dollars au 31 décembre 2006).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au 31 décembre 2006	923 550	27,23 $
Attribuées	247 500	25,62
Exercées	(1 400)	20,71
Annulées	(89 000)	27,98
Options d'achat de parts en cours au 30 juin 2007	**1 080 650**	**26,80 $**
Options d'achat de parts exerçables au 30 juin 2007	**161 525**	**22,64 $**

1) Moyenne pondérée.

Un résumé du régime d'options d'achat de parts au 30 juin 2007 est présenté ci-dessous :

	Options en cours			Options exerçables	
Fourchette du prix d'exercice des options	Nombre d'options en cours[1]	Prix d'exercice[2]	Durée contractuelle restante[3]	Nombre d'options exerçables[1]	Prix d'exercice[2]
5,00 $-7,00 $	9 500	6,15 $	3,18	9 500	6,15 $
7,01 $-15,50 $	28 500	10,26	5,91	28 500	10,26
15,51 $-25,08 $	118 400	24,17	8,49	37 900	24,27
25,09 $-29,15 $	924 250	27,86	9,47	85 625	27,87
	1 080 650	26,80 $	9,17	161 525	22,64 $

1) Au 30 juin 2007.
2) Moyenne pondérée.
3) Nombre moyen pondéré d'années.

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de la Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au deuxième trimestre de 2007 à l'égard de ce régime a été de 1,0 million de dollars (1,7 million de dollars au deuxième trimestre de 2006) et de 2,7 millions de dollars pour le semestre terminé le 30 juin 2007 (3,4 millions de dollars pour le premier semestre de 2006). Au 30 juin 2007, la juste valeur non passée en charges de la charge de rémunération à base de parts liées aux parts fictives était de 8,8 millions de dollars (9,9 millions de dollars au 31 décembre 2006).

8. GAIN À LA VENTE D'ACTIFS

Au deuxième trimestre de 2007, AltaGas a constaté un gain non récurrent de 1,5 million de dollars lié à la vente d'actifs de production de pétrole et de gaz naturel pour une contrepartie non monétaire totalisant 11,9 millions de dollars, y compris un billet de 11,6 millions de dollars. Cette cession a également entraîné la réduction de l'obligation liée à la mise hors service d'immobilisations de 3,1 millions de dollars et un recouvrement d'impôts futurs de 0,6 million de dollars.

9. VARIATION NETTE DU FONDS DE ROULEMENT HORS CAISSE

Les éléments suivants du fonds de roulement hors caisse ont une incidence sur les flux de trésorerie d'exploitation :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2007	2006	**2007**	2006
Débiteurs	**34 605 $**	20 877 $	**66 834 $**	80 172 $
Stocks	**-**	11	**(50)**	34
Autres actifs à court terme	**(482)**	1 333	**6 296**	578
Créditeurs et charges à payer	**(31 959)**	(22 214)	**(62 657)**	(96 434)
Dépôts des clients	**6 287**	5 448	**6 183**	2 988
Produits constatés d'avance	**225**	-	**423**	-
Autres passifs à court terme	**337**	375	**(5 256)**	(4 541)
	9 013	5 830	**11 773**	(17 203)
Moins : variation des coûts en capital compris dans les créditeurs	**(1 616)**	2 289	**3 623**	10 029
	7 397 $	8 119 $	**15 396 $**	(7 174) $

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les	30 juin	Semestres terminés les	30 juin
	2007	2006	**2007**	2006
Intérêts payés	**3 134 $**	3 461 $	**6 253 $**	6 955 $
Impôts sur les bénéfices payés	**15 $**	1 $	**96 $**	47 $

10. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trimestres terminés les	30 juin	Semestres terminés les	30 juin
	2007	2006	**2007**	2006
Régime de retraite à cotisations déterminées	**383 $**	329 $	**765 $**	651 $
Régime de retraite à prestations déterminées	**3**	5	**6**	8
Régime de retraite complémentaire des dirigeants	**259**	393	**518**	393
	645 $	727 $	**1 289 $**	1 052 $

11. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange.

	Trimestres terminés les	30 juin	Semestres terminés les	30 juin
	2007	2006	**2007**	2006
Frais d'administration, de gestion et d'autres services payés par :				
AltaGas Utility Group Inc. (Utility Group) à la Fiducie	**7 $**	180 $	**15 $**	258 $
La Fiducie à Utility Group	**127 $**	102 $	**265 $**	235 $
Ventes de gaz naturel par la Fiducie aux filiales d'Utility Group	**13 428 $**	9 360 $	**52 344 $**	47 458 $
Honoraires pour les services d'exploitation payés par une filiale d'Utility Group	**77 $**	- $	**143 $**	- $
Services de transport fournis par une filiale d'Utility Group	**119 $**	141 $	**243 $**	284 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**21 $**	21 $	**42 $**	54 $

Les montants s'y rapportant à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 30 juin 2007, les débiteurs représentaient un montant de 2,3 millions de dollars (2,3 millions de dollars au 30 juin 2006) à recevoir des parties liées de la Fiducie. Au 30 juin 2007, les créditeurs représentaient un montant de 0,1 million de dollars (0,8 million de dollars au 30 juin 2006) à payer aux parties liées de la Fiducie.

12. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Collecte et traitement sur place	–	conduites de collecte de gaz naturel et installations de traitement;
Extraction et transport	–	installations d'extraction de l'éthane et des liquides de gaz naturel et gazoducs de transport de gaz naturel et de condensats;
Production d'électricité	–	production d'électricité de centrales alimentées au gaz et au charbon conformément aux ententes d'achat d'électricité et aux autres contrats;
Services énergétiques	–	services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité et production de pétrole et de gaz naturel; et
Siège social	-	coûts liés à la prestation de services, aux frais généraux du siège social, aux placements dans des entités ouvertes et fermées, aux actifs de la société, et à l'incidence des variations de la juste valeur sur les actifs et les passifs sur gestion du risque.

Les tableaux suivants présentent la composition par secteur.

Trimestre terminé le 30 juin 2007

	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	36 811 $	33 652 $	40 691 $	248 574 $	731 $	(19 094) $	341 365 $
Gains latents (pertes latentes) sur gestion du risque	-	-	-	-	413	-	413
Coût des produits vendus	(1 961)	(18 387)	(17 760)	(241 627)	-	18 053	(261 682)
Charges d'exploitation et d'administration	(22 009)	(4 435)	(466)	(4 327)	(6 818)	1 041	(37 014)
Amortissement	(6 459)	(2 006)	(1 860)	(961)	(568)	-	(11 854)
Bénéfice d'exploitation	6 382 $	8 824 $	20 605 $	1 659 $	(6 242) $	-	31 228 $
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	6 382 $	8 824 $	20 605 $	1 659 $	(6 655) $	-	30 815 $
Ajouts (réductions) nets :							
Immobilisations	4 930 $	1 639 $	3 897 $	(30 104) $	454 $	-	(19 184) $
Placement à long terme et autres actifs	-	-	324 $	-	11 404 $	-	11 728 $
Écart d'acquisition	215 $	18 045 $	-	-	-	-	18 260 $
Actifs sectoriels	508 133 $	237 419 $	121 661 $	99 737 $	212 611 $	-	1 179 561 $

Semestre terminé le 30 juin 2007

	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	70 041 $	70 973 $	84 984 $	584 158 $	2 692 $	(43 480) $	769 368 $
Gains latents (pertes latentes) sur gestion du risque	-	-	-	-	475	-	475
Coût des produits vendus	(3 580)	(39 881)	(37 593)	(571 167)	-	41 766	(610 455)
Charges d'exploitation et d'administration	(42 902)	(9 781)	(921)	(8 606)	(14 579)	1 714	(75 075)
Amortissement	(12 979)	(4 007)	(3 721)	(2 203)	(1 136)	-	(24 046)
Bénéfice d'exploitation	10 580 $	17 304 $	42 749 $	2 182 $	(12 548) $	-	60 267 $
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	10 580 $	17 304 $	42 749 $	2 182 $	(13 023) $	-	59 792 $
Ajouts (réductions) nets :							
Immobilisations	6 892 $	3 744 $	3 897 $	(29 566) $	1 048 $	-	(13 985) $
Placement à long terme et autres actifs	-	-	478 $	-	11 476	-	11 954 $
Écart d'acquisition	215 $	18 045 $	-	-	-	-	18 260 $
Actifs sectoriels	508 133 $	237 419 $	121 661 $	99 737 $	212 611 $	-	1 179 561 $

SEC File # 82-34911

Trimestre terminé le
30 juin 2006

	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	33 481 $	37 394 $	39 563 $	209 687 $	236 $	(20 739) $	299 622 $
Coût des produits vendus	(2 441)	(22 117)	(18 832)	(203 346)	-	19 934	(226 802)
Charges d'exploitation et d'administration	(21 174)	(3 951)	(352)	(4 689)	(6 107)	805	(35 468)
Amortissement	(5 836)	(1 928)	(1 827)	(1 286)	(547)	-	(11 424)
Bénéfice d'exploitation	4 030 $	9 398 $	18 552 $	366 $	(6 418) $	-	25 928 $
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	4 030 $	9 398 $	18 552 $	366 $	(6 418) $	-	25 928 $
Ajouts (réductions) nets :							
Immobilisations	12 974 $	317 $	30 $	211 $	(145) $	-	13 387 $
Ententes, contrats et relations de services énergétiques	-	-	421 $	(54) $	-	-	367 $
Placement à long terme et autres actifs	-	-	1 720 $	-	(513) $	-	1 207 $
Écart d'acquisition	815 $	18 045 $	-	-	-	-	18 860 $
Actifs sectoriels	476 292 $	233 496 $	121 149 $	120 326 $	49 343 $	-	1 000 606 $

Semestre terminé le
30 juin 2006

	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	67 994 $	73 537 $	91 242 $	482 738 $	2 277 $	(40 428) $	677 360 $
Coût des produits vendus	(5 060)	(43 812)	(45 612)	(470 291)	-	39 334	(525 441)
Charges d'exploitation et d'administration	(40 453)	(8 164)	(670)	(9 103)	(11 190)	1 094	(68 486)
Amortissement	(11 560)	(3 846)	(3 652)	(2 379)	(1 103)	-	(22 540)
Bénéfice d'exploitation	10 921 $	17 715 $	41 308 $	965 $	(10 016) $	-	60 893 $
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	10 921 $	17 715 $	41 308 $	965 $	(10 016) $	-	60 893 $
Ajouts (réductions) nets :							
Immobilisations	27 636 $	749 $	1 274 $	417 $	360 $	-	30 436 $
Ententes, contrats et relations de services énergétiques	-	-	421 $	(37)	-	-	384 $
Placement à long terme et autres actifs	-	-	1 720 $	-	631 $	-	2 351 $
Écart d'acquisition	815 $	18 045 $	-	-	-	-	18 860 $
Actifs sectoriels	476 292 $	233 496 $	121 149 $	120 326 $	49 343 $	-	1 000 606 $

13. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

14. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 17 juillet 2007, AltaGas, par l'entremise de son partenariat avec GreenWing Energy Development Limited Partnership, a présenté trois soumissions indicatives dans le cadre de l'appel d'offres de Manitoba Hydro portant sur la production de 300 MW d'énergie éolienne. Les réponses aux soumissions sont attendues en septembre 2007.

AltaGas prévoit déposer un prospectus préalable de base simplifié pour faciliter l'émission de parts de fiducie ou de titres d'emprunt non garantis le 8 août 2007. Ce prospectus préalable a une durée de 25 mois et permet à la Fiducie d'émettre des titres totalisant jusqu'à 500 millions de dollars.

AltaGas a signé une entente portant sur la vente de sa participation de 33,3335 % dans la coentreprise Ikhil à AltaGas Utility Group Inc. pour 9 millions de dollars. Aucun gain ni aucune perte ne devrait découler de la vente, qui a pris effet le 1er juillet 2007 et qui est assujettie aux approbations réglementaires habituelles.

La Fiducie a suspendu la composante Premium Distribution du régime de réinvestissement des distributions à la date de paiement des distributions du 15 août 2007. La composante régulière du régime restera en vigueur et continuera de soutenir la stratégie de financement d'AltaGas. À l'avenir, si les conditions le justifient, la Fiducie pourrait envisager de réinstituer la composante Premium Distribution selon les besoins en capitaux d'AltaGas et le désir de maintenir une structure de capital efficace. Bien que la composante Premium Distribution du régime soit suspendue, les participants au

régime bénéficiant de cette composante continueront de recevoir des distributions en espèces régulières. Pour plus d'information sur le régime de réinvestissement des distributions, visitez le site Web d'AltaGas à l'adresse www.altagas.ca.

AltaGas a signé une entente portant sur l'achat d'une participation de 50 % dans le projet de stockage de gaz naturel à l'aéroport de Sarnia. Une fois en place, la capacité de stockage devrait atteindre 5,3 milliards de pieds cubes et une capacité de livraison d'environ 52 millions de pieds cubes par jour. Le projet en est à ses débuts et est assujetti à diverses approbations réglementaires et environnementales. L'installation devrait fonctionner à plein régime vers le milieu de 2009.

Bear Mountain Wind Limited Partnership (BMWLP), un partenariat dans lequel AltaGas détenait une participation de 50 %, a conclu des ententes avec AltaGas, Aeolis Wind Power Corporation (Aeolis) et Peace Energy A Renewable Energy Cooperative (Peace) portant sur l'échange de leurs participations dans BMWLP pour un accord de redevances en vertu duquel Aeolis et Peace recevront des paiements de redevances. AltaGas a également convenu de rembourser les prêts d'Aeolis d'environ 1,0 million de dollars qu'elle a faits à BMWLP pour financer sa quote-part des frais de développement engagés jusqu'ici. Ces remboursements de prêts, ainsi que des sommes similaires prêtées par AltaGas, constituent maintenant des placements additionnels par AltaGas dans BMWLP. En conséquence, AltaGas détient maintenant 100 % de BMWLP.

END